Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of January 20, 2011,

among

SURGERY CENTER HOLDINGS, INC.,

WILDCAT MERGER SUB, INC.

and

NOVAMED, INC.

i

TABLE OF CONTENTS

(continued)

ii

GLOSSARY

Term	Section
Acquisition Agreement	Section 4.2(b)
Adverse Recommendation Change	Section 4.2(b)
Adverse Recommendation Change Notice	Section 4.2(b)
Affiliate	Section 8.3(a)
Agreement	Preamble
Beneficial Ownership	Section 8.3(b)
Business Day	Section 8.3(c)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(f)
Commitment Letters	Section 3.2(d)
Commonly Controlled Entity	Section 3.1(m)(i)
Company	Preamble
Company Benefit Agreement	Section 3.1(m)(i)
Company Benefit Plan	Section 3.1(m)(i)
Company Bylaws	Section 3.1(a)
Company Certificate	Section 1.5(a)
Company Common Stock	Section 2.1(b)
Company Damages	Section 5.6(g)
Company Disclosure Schedule	Section 3.1
Company Liability Cap	Section 5.6(h)
Company Personnel	Section 3.1(m)(i)
Company Recommendation	Section 3.1(d)(i)
Company Restricted Shares	Section 3.1(c)(ii)
Company SEC Documents	Section 3.1(e)(i)
Company Stock Options	Section 3.1(c)(ii)
Company Stock Plans	Section 3.1(c)(ii)
Company Termination Fee	Section 5.6(b)
Competition Law	Section 3.1(d)(iii)
Confidentiality Agreement	Section 8.3(d)
Continuing Employees	Section 5.9(a)
Contract	Section 3.1(d)(ii)
Convertible Notes	Section 8.3(e)
Data Room	Section 8.3(f)
DB Hedge Transaction	Section 5.10
DB London	Section 5.10
DB New York	Section 5.10
DB Warrant	Section 5.10
Debt Commitment Letters	Section 3.2(d)
Debt Financing	Section 3.2(d)
DGCL	Recitals
Dissenting Shares	Section 2.3
Dissenting Stockholder	Section 2.3
DOJ	Section 5.3(a)
Effective Time	Section 1.3

i

Environmental Claim	Section 3.1(k)(ii)
Environmental Law	Section 3.1(k)(ii)
Environmental Permit	Section 3.1(k)(ii)
Equity Commitment Letter	Section 3.2(d)
Equity Financing	Section 3.2(d)
ERISA	Section 3.1(m)(i)
Event	Section 8.3(k)
Exchange Act	Section 3.1(d)(iii)
Exchange Agreements	Recitals
Facility	Section 8.3(g)
Filed Company SEC Documents	Section 3.1(i)(A)
Financing	Section 3.2(d)
FTC	Section 5.3(a)
GAAP	Section 3.1(e)(i)
Governmental Entity	Section 3.1(d)(iii)
Guarantor	Recitals
Hazardous Material	Section 3.1(k)(ii)
Healthcare Law	Section 8.3(h)
HIPAA	Section 8.3(i)
Holdings	Recitals
HSR Act	Section 3.1(d)(iii)
Intellectual Property	Section 3.1(p)(iii)
Judgment	Section 3.1(d)(ii)
Knowledge	Section 8.3(j)
Law	Section 3.1(d)(ii)
Leased Real Property	Section 3.1(s)
Legal Restraints	Section 6.1(c)
Lenders	Section 3.2(d)
Lender Party	Section 8.14
Liens	Section 3.1(b)
Limited Guarantee	Recitals
Material Adverse Effect	Section 8.3(k)
Material Contract	Section 3.1(i)(B)
Medical Waste	Section 8.3(l)
Medical Waste Law	Section 8.3(m)
Merger	Recitals
Merger Consideration	Section 2.1(c)
Merger Sub	Preamble
MWTA	Section 8.3(l)
NASDAQ	Section 3.1(d)(iii)
Non-Breach Financing Failure	Section 5.6(d)
Notice Period	Section 4.2(b)
Option Cancellation Agreement	Section 5.4(a)(i)
Option Consideration	Section 5.4(a)(i)
Option Documentation	Section 5.4(b)
Owned Real Property	Section 3.1(s)
Parent	Preamble
Parent Benefit Plan	Section 5.9(b)
Parent Damages	Section 5.6(h)
Parent Default Fee	Section 5.6(d)

ii

Parent Designated Termination	Section 5.6(d)
Parent Expenses	Section 8.3(n)
Parent Group	Section 5.6(g)
Parent Liability Cap	Section 5.6(g)
Parent Termination Fee	Section 5.6(d)
Paying Agent	Section 2.2(a)
Permits	Section 3.1(j)(i)
Permitted Liens	Section 3.1(o)
Person	Section 8.3(o)
Physician Partners	Section 3.1(w)(i)
Preferred Stock	Section 3.1(c)(i)
Proceeding	Section 3.1(h)
Provider Contracts	Section 3.1(i)(C)
Proxy Statement	Section 3.1(d)(iii)
Purchase Plan	Section 3.1(c)(ii)
Release	Section 3.1(k)(ii)
Remuneration	Section 3.1(v)(ii)
Representatives	Section 4.2(a)
Required Stockholder Approval	Section 3.1(d)(i)
Restricted Share Consideration	Section 5.4(a)(ii)
Rollover Holders	Recitals
Rollover Shares	Recitals
SEC	Section 3.1(d)(iii)
Secretary of State	Section 1.3
Stockholders Meeting	Section 5.1(b)
SOX	Section 3.1(e)(i)
Subsidiary	Section 8.3(p)
Superior Proposal	Section 4.2(a)
Superior Proposal Notice	Section 4.2(b)
Surviving Corporation	Section 1.1
Tail Period	Section 5.5(c)
Takeover Proposal	Section 4.2(a)
Tax Returns	Section 3.1(n)(xiv)
Taxes	Section 3.1(n)(xiv)
Termination Date	Section 7.1(b)(i)
Voting Agreements	Recitals
Voting Debt	Section 8.3(q)

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger dated as of January 20, 2011 (this “Agreement”), by and among Surgery Center Holdings, a Delaware corporation (“Parent”), Wildcat Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and NovaMed, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Merger Sub and the Company consummate the Merger provided for herein;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have unanimously approved this Agreement and approved the Merger;

WHEREAS, the board of directors of the Company has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and certain beneficial owners of Company Common Stock are entering into Voting Agreements substantially in the form attached as Exhibit A (the “Voting Agreements”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) is entering into a limited guarantee (the “Limited Guarantee”) with the Company substantially in the form attached as Exhibit B pursuant to which the Guarantor is guaranteeing certain obligations of Parent under this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Surgery Center Holdings, LLC, the majority stockholder of Parent (“Holdings”), and certain beneficial owners (the “Rollover Holders”) of Company Common Stock are entering into Exchange Agreements (the “Exchange Agreements”), pursuant to which the Rollover Holders are agreeing, among other things, to contribute a portion of their Company Common Stock set forth therein (such shares, collectively, the “Rollover Shares”) to Holdings immediately prior to the Effective Time of the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
THE MERGER

Section 1.1     The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 1.2     Closing.

The closing of the Merger (the “Closing”) will take place electronically or, at Parent’s election, at the offices of DLA Piper LLP (US), 203 North LaSalle Street, Chicago, Illinois 60601, at 10:00 a.m., Central time, on a date to be specified by the parties, which shall be not later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VI, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3     Effective Time of the Merger.

Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, a certificate of merger in the form attached as Exhibit C (the “Certificate of Merger”) shall be duly prepared and executed by the Company in accordance with the relevant provisions of the DGCL and shall be filed by the Company with the Secretary of State of the State of Delaware (the “Secretary of State”). The Merger shall become effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State, or (b) such later date and time as may be specified in the Certificate of Merger with the prior written consent of Parent. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 1.4     Effects of the Merger.

The Merger shall have the effects specified in the DGCL.

Section 1.5     Certificate of Incorporation and Bylaws.

(a)           The certificate of incorporation of the Company, as heretofore amended (the “Company Certificate”), shall be amended and restated in its entirety at the Effective Time to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b)           The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation at the Effective Time, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6     Directors.

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7     Officers.

The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1     Effect on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub, or the holder of any shares of capital stock or other securities of the Company or Merger Sub:

(a)           Capital Stock of Merger Sub.  Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock, Parent-Owned Stock and Rollover Shares.  All shares of common stock, par value $0.01 per share (“Company Common Stock”), of the Company that are owned by the Company or any Subsidiary of the Company or owned by Parent or Merger Sub immediately prior to the Effective Time and all Rollover Shares shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Conversion of Company Common Stock.  Subject to Section 2.1(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive, in cash and without interest, an amount equal to $13.25 per share (the “Merger Consideration”) upon surrender of such share of Company Common Stock pursuant to Section 2.2 and in compliance therewith.  At the Effective Time, such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(d)           Rollover Shares.  Immediately prior to the Effective Time, the Rollover Holders shall contribute the Rollover Shares to Holdings pursuant to the Exchange Agreements. Subsequent to the receipt of the Rollover Shares from the Rollover Holders, such Rollover Shares shall be contributed to Parent and will automatically be canceled, by virtue of the Merger, in accordance with Section 2.1(b) above.

(e)           Adjustment Events.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination, subdivision or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Merger Consideration payable per share of Company Common Stock shall be adjusted to fairly reflect the effects of such transaction.

Section 2.2     Exchange of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company to act as agent for the payment of the Merger Consideration upon surrender of Certificates (other than Certificates representing Rollover Shares, Dissenting Shares and any shares to be canceled in accordance with Section 2.1(b)) (the “Paying Agent”).  At the Effective Time, Parent shall, or shall cause Merger Sub to, deposit with the Paying Agent funds in amounts and at the times necessary for the payment of the aggregate Merger Consideration pursuant to Section 2.1(c) upon surrender of such Certificates, it being understood that any and all interest or other amounts earned with respect to such funds shall be for the account of and turned over to Parent in accordance with Section 2.2(g).

(b)           Exchange Procedure.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Any references herein to “Certificates” shall be deemed to (x) exclude Certificates representing Rollover Shares, Dissenting Shares and any shares to be canceled in accordance with Section 2.1(b) and (y) include references to book-entry account statements relating to the ownership of shares of Company Common Stock, provided that the holders of any book-entry shares shall not be required to surrender any Certificates in connection with the procedures set forth in this Article II. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed (or, if such shares of Company Common Stock are held in uncertificated, book-entry form, receipt of an “agent’s message” by the Paying Agent), and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration that such holder has the right to receive pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, payment of the Merger Consideration in exchange therefor may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)           No Further Ownership Rights in Company Common Stock.  All cash paid upon the surrender of a Certificate (or affidavit of loss in lieu thereof) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate.  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time.  If, after the close of business on the day on which the Effective Time occurs, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article II.

(d)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash that would otherwise have been payable in respect of any Certificate that is delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.  If any Certificates shall not have been surrendered prior to the date which is 12 months after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e)           Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(f)            Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Option Consideration and the Restricted Share Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Stock Options and Company Restricted Shares such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Stock Options and Company Restricted Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(g)           Termination of Fund.  At any time following the date which is 12 months after the Effective Time, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other amounts earned with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter, subject to the time limitations in Section 2.2(d), such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.

Section 2.3     Appraisal Rights.

Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a stockholder who is entitled to demand, and who properly demands, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration.  For purposes of this Agreement, “Dissenting Shares” means any shares of Company Common Stock as to which a Dissenting Stockholder thereof has properly exercised appraisal rights pursuant to Section 262 of the DGCL.  No Dissenting Stockholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and not any Merger Consideration.  If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to this Agreement if conditions to payment are met.  The Company shall give Parent (a) prompt (and in any event with three (3) Business Days) notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law and received by the Company relating to stockholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do or commit to do any of the foregoing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of the Company.

Except as set forth (1) in the Company’s Form 10-K filed with the SEC for the fiscal year ended December 31, 2009 or in the Company’s Form 10-Q filed with the SEC for any of the quarterly periods ending March 31, 2010, June 30, 2010 or September 30, 2010  (excluding the exhibits, annexes and schedules thereto and any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections thereof included pursuant to the Private Securities Litigation Reform Act of 1995) and only to the extent reasonably apparent from the disclosure therein or (2) in the applicable section or subsection of the disclosure schedule to this Agreement delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to other sections of this Agreement and the Company Disclosure Schedule to the extent such disclosure is made in a way so as to make its relevance to such other section reasonably apparent from the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

(a)           Organization, Standing and Corporate Power.  The Company is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware, each of its Subsidiaries is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing (in the jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its incorporation or formation, as the case may be, and each of the Company and its Subsidiaries has all requisite power and authority and possesses all governmental licenses, franchises, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to be in good standing, have such power or authority or possess such governmental licenses, permits, authorizations or approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  The Company has made available in the Data Room to Parent, prior to the execution of this Agreement, complete and accurate copies of the Company Certificate and the bylaws of the Company (the “Company Bylaws”), and the comparable organizational documents of each of its Subsidiaries, in each case as amended to the date hereof.  Neither the Company nor any of its Subsidiaries is in material breach or material violation of any of its organizational documents, including, for the avoidance of doubt, any operating agreement, limited liability company agreement or other organizational or governing agreement of any such Subsidiary.

(b)           Subsidiaries.  Section 3.1(b) of the Company Disclosure Schedule lists (i) each Subsidiary of the Company, (ii) the jurisdiction of incorporation or formation of each such Subsidiary, (iii) the entire authorized stock or other equity interests of each such Subsidiary, and (iv) the record and beneficial owner of all issued and outstanding shares of such stock or other equity interests, all of which are owned by the Persons set forth on Section 3.1(b) of the Company Disclosure Schedule free and clear of all pledges, liens, charges, encumbrances, claims, mortgages or security interests of any kind or nature whatsoever (other than liens, charges and encumbrances for current Taxes not yet due and payable) (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.  All issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive or similar rights.  No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, Contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of capital stock, any other equity security or Voting Debt of such Subsidiary, or securities or rights convertible into or exchangeable or exercisable therefor.  Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries or as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, limited liability company, partnership, joint venture, association or other entity.

(c)           Capital Structure.

(i)            The authorized capital stock of the Company consists of 27,253,000 shares of Company Common Stock and 6,080,000 shares of Preferred Stock, without par value (the “Preferred Stock”).

(ii)           At the close of business on January 20, 2011, (A) 7,955,379 shares of Company Common Stock were issued and outstanding, of which 199,415 shares were subject to vesting (the “Company Restricted Shares”), (B) 2,412,399 shares of

Company Common Stock were held by the Company in its treasury, (C) no shares of Preferred Stock were issued or outstanding, (D) 3,924,030 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 1.0% Convertible Senior Notes Due June 15, 2012 (the “Convertible Notes”), (E) 3,924,030 shares of Company Common Stock were reserved for issuance upon exercise of the DB Warrant (as defined below) and (F) 1,438,132 shares of Company Common Stock were reserved for issuance pursuant to the Company’s Second Amended and Restated 1999 Stock Incentive Plan, Amended and Restated 2000 Employee Stock Incentive Plan, Amended and Restated 2001 Employee Stock Incentive Plan, Amended and Restated 2005 Restricted Stock Plan and Second Amended and Restated 2005 Stock Incentive Plan (such plans, together with the Company’s employee stock purchase plan (the “Purchase Plan”), the “Company Stock Plans”), of which 1,149,021 shares of Company Common Stock were subject to outstanding options (other than purchase rights under the Purchase Plan) to acquire shares of Company Common Stock from the Company (the “Company Stock Options”).  As of the date of this Agreement, the conversion ratio of the Convertible Notes is 52.3204 shares of Company Common Stock per $1,000 aggregate principal amount of the Convertible Notes.

(iii)          Since the close of business on January 20, 2011, (A) the Company has not authorized the issuance or reserved for issuance, and there have been no issuances by the Company, of shares of capital stock or other voting securities or equity interests of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options and purchase rights under the Purchase Plan, in each case outstanding as of the close of business on January 20, 2011, and (B) the Company has not authorized the issuance or reserved for issuance, and there have been no issuances by the Company, of securities convertible into, or exchangeable or exercisable for, or options, warrants or other rights to acquire, or shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to, any such stock, interests or securities, or derivative securities or other rights that are linked to, or provide economic benefits based on, the value or price of Company Common Stock or the value of the Company, any of its Subsidiaries or any part thereof, other than purchase rights under the Purchase Plan.

(iv)          All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Convertible Notes, Company Stock Options, the DB Warrant or purchase rights under the Purchase Plan will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive or similar rights and issued in compliance with all applicable securities Laws.  Except as set forth above in this Section 3.1(c), as of the date hereof, (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (2) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (3) any Voting Debt of the Company or any of its Subsidiaries, (4) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities (including Voting Debt), equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities (including Voting Debt) of the Company or any of its Subsidiaries or (5) any shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to any such stock, interests or securities, or derivative securities or other rights that are linked to, or provide economic benefits based on, the value or price of the Company Common Stock or the value of the Company, any of its Subsidiaries or any part thereof and (B) except as set forth on Section 3.1(c)(iv) of the Company Disclosure Schedule, there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver, transfer, sell or otherwise dispose, or cause to be issued, delivered, transferred, sold or otherwise disposed, any such stock, interests or securities (except pursuant to the forfeiture of Company Stock Options or Company Restricted Shares or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or the Tax withholding obligations of holders of Company Stock Options or Company Restricted Shares, in each case in accordance with their terms as in effect on the date of this Agreement).

(v)           All Company Restricted Shares, all Company Stock Options, the DB Warrant and all Convertible Notes are evidenced by restricted share awards, stock option or warrant agreements or convertible notes (as the case may be), and true and correct copies of the DB Warrant and all Convertible Notes have been made available in the Data Room to Parent.  All outstanding Company Restricted Shares and Company Stock Options are in all material respects in the same form as the form of restricted stock award and stock option agreement, respectively, that has been made available in the Data Room to Parent.  Section 3.1(c)(v) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Persons who hold outstanding Company Restricted Shares, Company Stock Options, the DB Warrant and Convertible Notes indicating, with respect to each Company Restricted Share, Company Stock Option, DB Warrant and Convertible Note, the number of shares of Company Common Stock subject to such Company Restricted Share, Company Stock Option, DB Warrant and Convertible Note, and the exercise price or conversion ratio (if any), date of grant or issuance, vesting schedule (if any) and expiration date thereof.  There are no Company Stock Options intended to qualify as an “incentive stock option” under Section 422 of the Code.

(vi)          Except as set forth on Section 3.1(c)(vi) of the Company Disclosure Schedule and other than the Voting Agreements, there are no stockholder agreements, voting trusts or other Contracts to which the Company or any of its Subsidiaries with respect to the voting, transfer or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries or granting any Person the right to elect, designate or nominate a director to the board of directors of the Company or any of its Subsidiaries.

(d)           Authority; Noncontravention.

(i)            The Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the affirmative vote to adopt this Agreement by the holders of a majority of the shares of the Company Common Stock outstanding and entitled to vote thereon (the “Required Stockholder Approval”), and to comply with the provisions of and perform its obligations under this Agreement.   The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement, or to comply with the provisions of and perform its obligations under this Agreement; provided, that the consummation of the Merger is subject to obtaining the Required Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).  The Board of Directors of the Company, at a meeting duly called and held and at which all of the directors were present, unanimously and duly adopted resolutions (i) approving and declaring the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (iii) declaring that the terms of the Merger are fair to the Company and the Company’s stockholders and (iv) directing this Agreement to be submitted to the Company’s stockholders and recommending that the Company’s stockholders adopt this Agreement and approve the Merger (collectively, the “Company Recommendation”), which resolutions, except to the extent permitted by Section 4.2, have not been rescinded, modified or withdrawn in any way.

(ii)           Except as set forth on Section 3.1(d)(ii) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit or right under, or alter the rights or obligations of any third party under, or result in the creation of any Lien in or upon any of the material properties or other material assets of the Company or any of its Subsidiaries under, or require any notice or payment under, (x) the Company Certificate or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, (y) any Material Contract to which the Company or any of its Subsidiaries is a party or any of their respective material properties or other material assets is subject or (z) any material (A) Federal, state or local, domestic or foreign, statute, law, code, ordinance, requirement, permit, license, judicial doctrine, rule or regulation of any Governmental Entity (each, a “Law”) or (B) Federal, state or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator (each, a “Judgment”), in each case applicable to the Company or any of its Subsidiaries or their respective businesses, properties or other assets, subject (i) in the case of the Merger, to obtaining the Required Stockholder Approval and (ii) to the governmental filings and the other matters referred to in Section 3.1(d)(iii) below.

(iii)          No material consent, approval, permit, waiver, order or authorization of, action or non-action by or in respect of, exemption or review by, or registration, declaration or filing with, any Federal, state or local, domestic or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission, tribunal, arbitral body or authority or any subdivision thereof (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (1) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”); (2) compliance with any other applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition, or foreign investment (together with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, and the Federal Trade Commission Act, as amended, each a “Competition Law” and, collectively, the “Competition Laws”), (3) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the approval by the stockholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”) and such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (4) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (5) any filings required under the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) and (6) the consents, approvals, orders, authorizations, actions, registrations, declarations and filings set forth on Section 3.1(d)(iii) of the Company Disclosure Schedule, the absence of which, in the case of clause (6), would be material to the Company and its Subsidiaries, taken as a whole.

(e)           Company SEC Documents.

(i)            The Company and its Subsidiaries have timely filed or furnished, as applicable, all reports, schedules, forms, certifications, schedules, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished, as applicable, by the Company or any of its Subsidiaries since and including December 31, 2007, under the Securities Act of 1933, as amended, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company or any of its Subsidiaries with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”) and have paid all material fees and assessments due and payable in connection therewith.  The Company SEC Documents, when they became effective or were filed with the SEC, as the case may be, complied as to form in all material respects with the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and none of such documents as of its date or as amended contained or will contain an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in light of the circumstances in which they were made, not misleading.  Except as set forth on Section 3.1(e) of the Company Disclosure Schedule, the Company has not received any written or, to the Company’s Knowledge, oral notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review by the SEC or outstanding SEC investigation, and as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the

Company SEC Documents.  The Company has made available in the Data Room to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 31, 2007.  Each of the financial statements (including the related notes and schedules thereto) of the Company and its consolidated Subsidiaries included in the Company SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(ii)           Each of the principal executive officer of the Company and principal financial officer of the Company (or each former such officer) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date such certifications were made.  To the extent required by applicable Law, each of the Company SEC Documents included the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX.  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) under the Exchange Act, is in compliance in all material respects with such system and such system is designed to provide reasonable assurance (A) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that transactions of the Company are being made only in accordance with the authorization of management and directors of the Company, (C) that access to properties and assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization and (D) that the Company’s and its Subsidiaries’ control accounts (including their cash accounts) are reconciled with the Company’s and its Subsidiaries’ subsidiary ledgers at regular intervals and appropriate actions are taken with respect to any differences.  As of the date hereof, the Company has not identified any existing material weaknesses or significant deficiencies in the design or operation of the internal control over financial reporting.  The Company and its Subsidiaries maintain and keep in all material respects books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.  The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company comply with Rules 13a-15(a) and 15d-15(a) under the Exchange Act and are designed to ensure that all material information relating to the Company and its Subsidiaries is communicated to the Company’s management, including the chief executive officer and chief financial officer of the Company.  Since December 31, 2007, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided in the Data Room to Parent copies of any non-privileged written materials in its possession relating to each of the foregoing.  The Company has made available in the Data Room to Parent all material disclosures with respect to the foregoing sentence made by management to the Company’s auditors and audit committee since December 31, 2007.  Since the enactment of SOX, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(iii)          Except (A) as reflected or reserved against in the Company’s financial statements or notes thereto for the fiscal year ended December 31, 2009 included in the Company SEC Documents, (B) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and (C) for liabilities expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

(f)            Information Supplied.  The Proxy Statement (including the letter to stockholders, notice of meeting and form of proxy) will not, at the time the Proxy Statement is filed with the SEC and is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.  The Proxy Statement (including the letter to stockholders, notice of meeting and form of proxy) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

(g)           Absence of Certain Changes or Events.  Except as set forth on Section 3.1(g) of the Company Disclosure Schedule, between December 31, 2009 and the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, (ii) there has not been any action or event that, if taken or occurring on the date of this Agreement without Parent’s consent, would violate any of the provisions of Section 4.1 and (iii) there has not been any change, development, event or condition arising in such period that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(h)           Litigation.  As of the date of this Agreement, there is no claim, suit, arbitration, action or proceeding (collectively, a “Proceeding”) by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company challenging or seeking to prohibit, impede or delay the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.  Except as set forth on Section 3.1(h)(i) of the Company Disclosure Schedule and except for claims made by patients in the ordinary course of business consistent with past practice that relate to an individual case or procedure (which claims have been submitted under the Company’s insurance policies with third party insurers and under which the Company has no reason to believe that such claims will not be fully covered), there is no (and since January 1, 2009 there has been no) other Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties involving an amount in excess of $200,000 or that is otherwise material to the Company or any of its Subsidiaries.  There is no material Judgment outstanding against the Company or any of its Subsidiaries or any of their respective assets.  Except as set forth on Section 3.1(h)(ii) of the Company Disclosure Schedule, since January 1, 2009, the Company has not received any written notification of, and to the Knowledge of the Company there is no, material investigation by any Governmental Entity involving the Company or any of its Subsidiaries or any of their respective assets.

(i)            Contracts.

(A)          Except for Contracts that are filed as an exhibit to a Company SEC Document filed on or prior to the execution of this Agreement (the “Filed Company SEC Documents”), Section 3.1(i)(A) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.1(i)(A) under which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)           each Contract between the Company or any of its Subsidiaries, on the one hand, and any Physician Partner, on the other, involving annual revenues, liabilities, payments, expenditures or receipts in excess of $25,000;

(iii)          each Contract to which the Company or any of its Subsidiaries is a party that contains any exclusivity obligations or restrictions binding upon the Company or any of its Subsidiaries, grants any right of first refusal or first offer to any Person or restricts the ability of the Company or any of its Subsidiaries to (A) compete with any Person in any area, (B) engage in any activity or business in connection with the Company’s business, (C) solicit employees or (D) own, operate, sell, transfer, pledge or otherwise dispose of any assets or businesses with an aggregate value of more than $200,000;

(iv)          each joint venture, strategic alliance or partnership agreement or similar arrangement;

(v)           each Contract that is reasonably likely to result in aggregate revenues, liabilities, payments, expenditures or receipts to or from the Company or any Subsidiary of the Company in 2010 or any subsequent calendar year of more than $200,000 over the term of the Contract, which cannot be terminated on less than 90 days notice without material payment or penalty;

(vi)          each acquisition or divestiture Contract that contains currently surviving representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that, individually or in the aggregate, obligate the Company to make payments, or could reasonably be expected to result in payments, in excess of $200,000;

(vii)         each Contract or plan that will increase, or accelerate the vesting of, the benefits to any party by the occurrence of any of the transactions contemplated by this Agreement, or will calculate the value of any of the benefits to any party on the basis of any of the transactions contemplated by this Agreement;

(viii)        each lease or sublease of real property under which the Company or one of its Subsidiaries is a landlord, sublessor, tenant or subtenant involving annual rental payments in excess of $200,000;

(ix)           each Contract relating to indebtedness for borrowed money or any financial guaranty in excess of $200,000 individually or in the aggregate or that creates a Lien (other than a Permitted Lien);

(x)            each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or any of its Subsidiaries, on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director or Affiliate; and

(xi)           any other Contract which would prohibit, impede or materially delay the consummation of the Merger or any other transaction contemplated by this Agreement.

(B)           Except as set forth on Section 3.1(i)(B)(i) of the Company Disclosure Schedule, the Company has made available in the Data Room to Parent a complete and correct copy of each of the Contracts referred to in Section 3.1(i)(A).  Each Contract of the Company or any of its Subsidiaries that is required to be set forth on Section 3.1(i) of the Company Disclosure Schedule or required to be filed as an exhibit to the Filed Company SEC Documents and each Provider Contract and Company Benefit Agreement (a “Material Contract”) is in full force and effect (except for those Contracts that have expired or have been terminated in accordance with their terms) and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, in each case, in accordance with its terms, except for such failures to be in full force and effect or to be legal, valid, binding or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries has performed, or is performing all obligations required to be performed by it, in all material respects under the Material Contracts and is not in material breach or material default thereunder (and is not alleged to be in material breach or material default thereunder), and has not waived or failed to enforce any material rights or material benefits thereunder, and, to the Knowledge of the Company, no other party to any of the Material Contracts is in material breach or material default thereunder (except as set forth on Section 3.1(i)(B)(ii) of the Company Disclosure Schedule), and there has occurred no event or condition that, after notice or lapse of time or both, gives to others any right of termination, amendment, acceleration or cancellation of any Material Contract or any license thereunder or would cause or permit any other change of any material rights or material obligations or the loss of any material benefits under any Material Contract or any license thereunder.

(C)           The Company has made available in the Data Room a summary of the Company’s Contracts with a network of healthcare providers or a third party payor, including, without limitation, employers, insurance companies and Medicare, to provide healthcare services to patients (“Provider Contracts”).  Except as set forth on Section 3.1(i)(C) of the Company Disclosure Schedule, during the twelve-month period ending September 30, 2010 at least 80% of all of the cases performed at each Facility were performed pursuant to the Provider Contracts.  No party to a Provider Contract that accounted for more than 5% of the reimbursements received by the Company and its Subsidiaries in either 2009 or the first 11 months of 2010 has given notice that it intends to terminate or materially change the terms of any such Contract or intends to withhold its consent to the Merger, nor does the Company or any Subsidiary have Knowledge of any basis for such termination.

(j)            Permits; Compliance with Laws.

(i)            The Company and its Subsidiaries have (whether directly or pursuant to Contracts in which third parties have effectively granted to the Company or its Subsidiaries the rights of such third parties) in effect all material certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, grants, exceptions, orders, certifications and similar authorizations from any Governmental Entity (collectively, “Permits”) that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets, and to carry on their businesses as currently conducted and all such Permits are in full force and effect.

(ii)           Each of the Company and its Subsidiaries is, and since December 31, 2007 has been, in compliance in all material respects with the terms of its Permits and all applicable Laws and Judgments.  Except as set forth on Section 3.1(j)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral communication since December 31, 2007 from any Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance in any material respects with, or is subject to any material liability under, any Permit, Law or Judgment or relating to the suspension, revocation or modification of any Permit.  Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice that any material investigation or review by any Governmental Entity is pending with respect to the

Company or any of its Subsidiaries or any of the properties, assets or operations of the Company or any of its Subsidiaries or that any such investigation or review is contemplated.

(iii)          Except in compliance in all material respects with applicable Law, neither the Company, any of its Subsidiaries, nor, to the Company’s Knowledge, any director, officer or employee of the Company or any of its Subsidiaries, nor any agent acting on behalf of or for the benefit of any of the foregoing, has directly or indirectly: (A) offered, paid, solicited, or received any remuneration (including any kickback, bribe, or rebate), in cash or in kind, to, or made any financial arrangements or a gratuitous payment of any kind, with any past, present or potential customers, past, present, or potential suppliers, patients, government officials, medical staff members, contractors or third party payors of the Company or any other Person in exchange for business or payments from such Persons in violation of applicable Law or (B) established or maintained any unrecorded fund or asset for any improper purpose or made any misleading, false, or artificial entries on any of its books or records for any reason.

(iv)          Without limiting the generality of Section 3.1(j)(ii), (A) the Company and each of its Subsidiaries has complied and currently complies in all material respects with each, and is not in violation of any, applicable Healthcare Law, (B) neither the Company nor any of its Subsidiaries is excluded or suspended from participation in Medicare, Medicaid or TRICARE or is a party to a corporate integrity agreement with a Governmental Entity, (C) neither the Company nor any of its Subsidiaries has received any written warning or notice of decertification, revocation, suspension, fines, penalties or termination, or of threatened or potential decertification, revocation, suspension, fine, penalty or termination, with respect to the Medicare or Medicaid programs and (D) neither the Centers for Medicare & Medicaid Services, or any other federal entity nor any state agency nor accrediting body has conducted or has given the Company or any of its Subsidiaries any notice that it intends to conduct (in each case, other than in the ordinary course of business) a survey, audit, evaluation, or other type of review of such Facility’s (1) participation in the Medicare and Medicaid programs, (2) compliance with state licensure Laws, (3) compliance with state heath care facility building codes, (4) compliance with accreditation standards or (5) compliance with any other Law.

(k)           Environmental Matters.

(i)            The assets, properties, businesses and operations of each of the Company and its Subsidiaries are, and for the past seven years have been, in compliance in all material respects with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral communication alleging that the Company or any of its Subsidiaries is in material violation of, or has any material liability under, any Environmental Law or Environmental Permit.  Each of the Company and its Subsidiaries has obtained and is, and for the past seven years has been, operating in compliance in all material respects with all Environmental Permits, and all such Environmental Permits are currently in effect, and neither the Company nor any of its Subsidiaries has been notified in writing or, to the Knowledge of the Company, orally of any adverse change in the terms and conditions of such Environmental Permits.  There has not been and is not occurring at any Owned Real Property and, to the Knowledge of the Company, at any Leased Real Property any Release or threatened Release of Hazardous Material except Releases in material compliance with Environmental Laws.  There is no material Environmental

Claim pending or threatened against the Company or any of its Subsidiaries or any of their respective predecessors.  Without limiting the generality of the foregoing, the Company and each of its Subsidiaries are, and since December 31, 2007 have been, in compliance in all material respects with all Medical Waste Laws with respect to the generation, transportation, treatment, storage, and disposal or other handling of Medical Waste.

(ii)           The term “Environmental Claim” means any administrative, regulatory or judicial action, suit, Proceeding, order, claim, directive, Lien, or written notice, demand or request or, to the Knowledge of the Company, investigation by or from any Governmental Entity or any other Person seeking information or alleging liability relating to or arising out of any Environmental Law or Environmental Permit, including a Release of, or human exposure to, any Hazardous Material.  The term “Environmental Permit” means any Permit, license, exemption, registration, emissions allocation or credit, order, franchise, authorization, consent or approval required under any applicable Environmental Law for the Company or its Subsidiaries to conduct its respective businesses.  The term “Environmental Law” means any Law, common law, Judgment or legally binding Contract relating to pollution, contamination or cleanup, or protection or restoration of the environment or natural resources, worker health and safety or human health as it relates to the environment.  The term “Hazardous Material” means any (a) medical, biological or biohazardous material, including any infectious material, biological product, bodily fluid, stock, culture, diagnostic specimen or regulated animal waste or Medical Waste, (b) petroleum product, derivative or by-product, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials, toxic mold or fungi, or (c) other chemical, substance, material or waste that in relevant form, quantity or concentration is regulated under any Environmental Law.  The term “Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or within any building, structure, facility or fixture.

(l)            Labor Relations.  There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.  None of the employees of the Company or any of its Subsidiaries are represented by any union with respect to their employment by the Company or any such Subsidiary.  Since December 31, 2007, neither the Company nor any of its Subsidiaries has experienced any labor disputes, union organization attempts, strikes, work stoppages, slowdowns or lockouts.  There is no unfair labor practice charge or complaint or other Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any similar Governmental Entity.  The Company is, and has been, in compliance in all material respects with all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classifications, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy and employment practices, except for those failures to be in compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  As of the date hereof, no executive above the level of Vice President employed by the Company or any of its Subsidiaries has notified the Persons on Section 8.3(j) of the Company Disclosure Schedule in writing of any plans to terminate his or her employment.

(m)          Employee Benefits.

(i)            Section 3.1(m)(i)(1) of the Company Disclosure Schedule sets forth a complete and accurate list of each material (A) “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (B) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (C) post-retirement or employment health or medical plan, program, policy or arrangement, (D) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (E) severance, change in control, retention or termination plan, program, policy or arrangement or (F) other compensation or benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code (each, a “Commonly Controlled Entity”) for the benefit of any current or former director, officer or employee of the Company or any of its Subsidiaries (each, a “Company Personnel”) or with respect to which the Company, any of its Subsidiaries and any Commonly Controlled Entity has any liability (each, and for purposes of this definition, without regard to materiality, a “Company Benefit Plan”).  Section 3.1(m)(i)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of each material employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other contract between the Company or any of its Subsidiaries, on the one hand, and any Company Personnel, on the other hand (each, a “Company Benefit Agreement”). With respect to each Company Benefit Plan and Company Benefit Agreement in existence in written form, the Company has made available in the Data Room to Parent complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto (other than offer letters, at-will employment agreements and equity award agreements that are in the same form as the forms that have been made available in the Data Room to the Parent), (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, to the extent applicable, (D) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, to the extent applicable, (E) the most recent determination letter (or opinion letter) issued by the Internal Revenue Service, to the extent applicable and (F) the most recent summary plan description and any summary material modifications thereto.  There are no material, unwritten Company Benefit Plans or Company Benefit Agreements.

(ii)           Each Company Benefit Plan and Company Benefit Agreement (and any related trust or other funding vehicle) has in all material respects been administered in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.  Each of the Company and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements with respect to employee benefits matters. None of the Company or any of its Subsidiaries has received written notice of, and, to the Knowledge of the Company, there are no investigations by any Governmental Entity with respect to, or termination proceedings or other claims, suits or Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Company Benefit Plan or Company Benefit Agreement.  None of the Company or any Commonly Controlled Entity has engaged in any transactions that are reasonably expected to result in the imposition of material penalties pursuant to

Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code.  No fiduciary (as defined in Section 3(21) of the Code) that is the Company or any employee, officer or director of the Company, or to the Knowledge of the Company, any other fiduciary has any liability for breach of fiduciary duty with respect to the administration or investment of the assets of any Company Benefit Plan.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter) from the Internal Revenue Service that such Company Benefit Plan is qualified and the plan and trust related thereto are exempt from Federal income Taxes under Section 401(a) and 501(a), respectively, of the Code, and no condition exists and no event has occurred that would reasonably be expected by the Company to result in the revocation of such letter (or if such Company Benefit Plan has not been determined to be so qualified, such Company Benefit Plan may still be amended within the remedial amendment period to make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of such Company Benefit Plan).

(iii)          All contributions required to be made to each Company Benefit Plan on or prior to the Effective Time have been timely made and all contributions not yet due under each Company Benefit Plan have been timely made or properly accrued in accordance with past practice.  All premium payments required to be made with respect to each Company Benefit Plan on or prior to the Effective Date have been made.

(iv)          None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan that is subject to the Laws of a foreign jurisdiction or any multiemployer plan (as defined in Section 3(37) of the Code).  No Company Benefit Plan or Company Benefit Agreement provides health, medical or other welfare benefits after retirement or other termination of employment (other than continuation coverage required under Section 4980B(f) of the Code, Sections 601 through 609 of ERISA or analogous state Laws or reimbursement of COBRA costs by the Company pursuant to severance agreements in Company Benefit Agreements) and no circumstances exist that would reasonably be expected by the Company to result in the Company or any of its Subsidiaries becoming obligated to provide any such benefit, other than applicable Law.  The Company and each Commonly Controlled Entity have complied in all material respects with the requirements of Section 4980B of the Code and any analogous state law.

(v)           Except as set forth in Section 3.1(m)(v) of the Company Disclosure Schedule or as otherwise contemplated by this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Required Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any material payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, or (C) result in any material breach or violation of, or default under, or limit the Company’s right to amend, modify, terminate or receive a reversion of assets from, any Company Benefit Plan or Company Benefit Agreement.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.  Except as set forth in Section 3.1(m)(v) of the Company Disclosure Schedule, no Company Benefit Plan or Company Benefit Agreement provides for a “gross up” or similar payments in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(vi)          Each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code is in compliance with Section 409A of the Code.  The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock determined on the date of grant of such Company Stock Option (and as of each later modification date thereof, if any, within the meaning of Section 409A of the Code).

(n)           Taxes.

(i)            All income Tax Returns and all other material Tax Returns required to be filed by the Company and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns were complete and accurate in all material respects.  All material Taxes due and payable by the Company or its Subsidiaries have been paid on a timely basis (whether or not such Taxes were shown as due and payable on any Tax Returns) or have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements.

(ii)           The Company has made available to Parent or its representatives true and complete copies of (A) all income Tax Returns and all other material Tax Returns of the Company (all of which have been made available to Parent prior to the date of this Agreement) and each of its Subsidiaries (all of which have been otherwise made available in the Data Room to Parent), including any such Tax Returns filed or included in any consolidated Tax Returns of the Company for the past three years and for any other Tax year with respect to which there is a pending audit, and (B) all material written communications relating to any material deficiency or claim proposed and/or asserted with respect to any Tax Return.

(iii)          Neither the Company nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns other than a group of which the Company is the common parent.  Neither the Company nor any of its Subsidiaries has any actual or potential liability for any Taxes of any Person other than the Company or any of its Subsidiaries (A) under U.S. Treasury Regulations Section 1.1502-6 (or any other comparable or similar Law), (B) as a transferee or successor, (C) pursuant to any contractual obligation or (D) otherwise.

(iv)          The Company and its Subsidiaries have complied in all material respects with all rules and regulations relating to Tax information reporting and the payment and withholding of Taxes.

(v)           No audit or other Proceeding with respect to any material amount of Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending, being conducted or, to the Knowledge of the Company, threatened by any Governmental Entity.  Neither the Company nor any of its Subsidiaries has received written notice of any claim by any authority in a jurisdiction where neither the Company nor its Subsidiaries files any Tax Returns that either it is or may be subject to the imposition of any Tax by that jurisdiction.  Each assessed deficiency resulting from any audit or other proceeding with respect to Taxes by any Governmental Entity has been timely paid and fully satisfied, and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes due and owing by the Company or any of its Subsidiaries.

(vi)          No extension of the statute of limitations on the assessment or collection of any Taxes has been granted by the Company or any of its Subsidiaries and is currently in effect, and neither the Company nor any Subsidiary has waived any statute of limitations in respect of any Taxes.

(vii)         Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code by reason of a change of an accounting method for taxable periods ending on or before the Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) prepaid amount received on or prior to the Closing Date or (F) election under Section 108(i) of the Code.

(viii)        Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” as defined in Section 1.6011-4 of the U.S. Treasury Regulations or any transaction requiring similar disclosure under state, local or federal Law.

(ix)           No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded.

(x)            Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during a three-year period ending on the date hereof that was purported or intended to qualify for tax-free treatment pursuant to Section 355(a) of the Code.

(xi)           Neither the Company nor any Subsidiary is a party to or is bound by any Tax sharing or allocation agreement.

(xii)          Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xiii)         As of December 31, 2010, the Company has Tax basis in goodwill of approximately $129,300,000, and, except as set forth on Section 3.1(n)(xiii) of the Company Disclosure Schedule, there exist no limitations under Section 197 of the Code or otherwise that would affect the ability of the Company and its Subsidiaries to amortize such goodwill for income Tax purposes after the Closing.

(xiv)        For purposes of this Agreement, (A) “Tax” and “Taxes” mean all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States or any state, government, or any agency thereof, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (B) “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Governmental Entity (including any schedule or attachment thereto) in connection with Taxes.

(o)           Title to Properties.  Each of the Company and its Subsidiaries has good and valid title to or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and other assets used or held for use in the conduct of its business as presently conducted, except as have been disposed of in the ordinary course of business consistent with past practice and except for zoning or planning restrictions, defects or irregularities in title, easements, restrictive covenants and similar encumbrances, restrictions or limitations on the use of real property that, individually or in the aggregate, have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted.  All such properties and such other assets, other than properties and other assets in which the Company or any of its Subsidiaries has a leasehold or sublease interest or other comparable contract right, are free and clear of all Liens, except for (i) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company or any of its Subsidiaries in the operation of its respective business, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been recorded in accordance with GAAP, (iii) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or being contested in good faith by appropriate proceedings, (iv) Liens incurred in the ordinary course of business, consistent with past practice, to secure any obligations under any workers’ compensation, unemployment insurance and other types of social security Laws or to secure the performance of public or statutory obligations and (v) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in any material respect with the use of properties or assets encumbered thereby (collectively, “Permitted Liens”).

(p)           Intellectual Property.

(i)            The Company and its Subsidiaries own or have a valid and enforceable right to use all Intellectual Property that is material to their business or operations as presently conducted.  The Intellectual Property that is owned by the Company or its Subsidiaries is not subject to any material Lien or material restriction or limitation regarding ownership, use or disclosure, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ii)           Except with respect to infringement, misappropriation or other unauthorized use that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (A) neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise making unauthorized use of any third party’s Intellectual Property, and, except as set forth on Section 3.1(p)(ii) of the Company Disclosure Schedule, no claims regarding the foregoing are pending or threatened; and (B) no third party is infringing, misappropriating or otherwise making unauthorized use of the Company’s or any of its Subsidiaries’ Intellectual Property.

(iii)          The term “Intellectual Property” as used in this Agreement means all of the following in any jurisdiction throughout the world: (A) patents, patent applications, patent disclosures and inventions; (B) trademarks, service marks, trade dress, trade names, corporate names and Internet domain names, together with all goodwill associated therewith; (C) copyrights; (D) registrations for and applications to register any of the foregoing; (E) computer software (other than commercially available “off-the-shelf” software that is licensed by the Company or its Subsidiaries); and (F) trade secrets, confidential information and know-how.

(q)           Brokers and Other Advisors.  Other than William Blair & Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has provided in the Data Room to Parent a true and correct copy of its engagement letter with William Blair & Company.

(r)            Opinion of Financial Advisor.  The board of directors of the Company has received the opinion of William Blair & Company to the effect that, as of the date thereof, and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, a written copy of which opinion has been delivered to Parent in the Data Room.

(s)           Real Property.  Section 3.1(s)(i) of the Company Disclosure Schedule sets forth a complete and correct list in all material respects of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”).  Section 3.1(s)(ii) of the Company Disclosure Schedule sets forth a complete and correct list in all material respects of the real property leased or subleased by the Company or any of its Subsidiaries (the “Leased Real Property”), which list sets forth each lease or sublease pursuant to which such real property is leased and the address, landlord and tenant for each such lease or sublease.  Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases.  Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Owned Real Property or Leased Real Property.

(t)            Insurance.  The Company and each of its Subsidiaries currently maintains, and during each of the last five (5) calendar years (or during such lesser period of time as the Company has owned such Subsidiary) has maintained, insurance of the types and in the amounts and against such losses and risks that (i) is consistent with industry practice in the industry within which they operate and (ii) the Company reasonably believes is adequate to protect its and their respective properties and businesses (taking into account the cost and availability of such insurance) with reputable insurance companies.  All premiums with respect thereto due and payable on or prior to the Effective Time have been paid and will be paid prior to the Effective Time.  The Company and its Subsidiaries are in compliance in all material respects with the terms of such policies, and the Company has not received written notice of any threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof.  Except as set forth on Section 3.1(t) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs.

(u)           Takeover Statutes.  Except for Section 203 of the DGCL, no Takeover Laws or any anti-takeover provision in the Company Certificate or Company Bylaws is applicable to the Agreement or the transactions contemplated by this Agreement (including the Merger and the Voting Agreement).  The board of directors of the Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement (including the Merger and the Voting Agreement) the restrictions set forth in Section 203 of the DGCL.

(v)           Interested Party Transactions.

(i)            No event has occurred since December 31, 2009 that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.

(ii)           Except as set forth in Section 3.1(v)(ii) of the Company Disclosure Schedule, since December 31, 2007, neither the Company nor any of its Subsidiaries has offered, paid, solicited or received anything of value, paid directly or indirectly, overtly or covertly, in cash or in kind (“Remuneration”) to or from any physician, family member of a physician, or an entity in which a physician or family member of a physician has an ownership or investment interest, including, but not limited to: (A) payments for personal or management services pursuant to a medical director agreement, consulting agreement, management contract, personal services agreement, or otherwise; (B) payments for the use of premises leased to or from a physician, a family member of a physician or an entity in which a physician or family member of a physician has an ownership or investment interest; or (C) payments for the acquisition or lease of equipment, goods or supplies from a physician, a family member of a physician or an entity in which a physician or family member of a physician has an ownership or investment interest.

(iii)          Other than pursuant to transactions involving fair market value payments for equipment or supplies (including customary discounts or rebates, since December 31, 2007), neither the Company nor any of its Subsidiaries has offered, paid, solicited or received any Remuneration to or from any healthcare provider, pharmacy, drug or equipment supplier, distributor or manufacturer, including, but not limited to: (A) payments or exchanges of anything of value under a warranty provided by a manufacturer or supplier of an item to the Company or any such Subsidiary; or (B) discounts, rebates, or other reductions in price on a good or service received by the Company or any such Subsidiary.

(iv)          Since December 31, 2007, neither the Company nor any of its Subsidiaries has entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any physician, or family member of a physician, or a Person in which any physician or family member of a physician has an ownership or investment interest, directly or indirectly, through equity, debt, or other means, including, but not limited to, an interest in an entity providing goods or services to the Company or any such Subsidiary.

(v)           Except as set forth in Section 3.1(v)(v) of the Company Disclosure Schedule, since December 31, 2007, neither the Company nor any of its Subsidiaries has entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any Person including, but not limited to, a hospital, pharmacy, drug or equipment supplier, distributor or manufacturer, that is or was in a position to make or influence referrals, furnish items or services to, or otherwise generate business for the Company or any such Subsidiary.

(vi)          Except as set forth in Section 3.1(v)(vi) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has offered, paid, solicited or received any Remuneration to or from any Person in order to induce business, including, but not limited to, payments intended not only to induce referrals of patients, but also to induce the purchasing, leasing, ordering or arrangement for any good, facility, service or item.

(w)          Medical Staff Matters.

(i)            Except as set forth on Section 3.1(w)(i)(a) of the Company Disclosure Schedule, since December 31, 2009, none of the physicians who own any equity interests in a Facility or who are otherwise listed on Section 3.1(w)(i)(b) of the Company Disclosure Schedule (collectively, the “Physician Partners”) have threatened to discontinue or to terminate his or her relationship with such Facility or the provision of services at such Facility.  Since December 31, 2009, none of the Physician Partners have given written notice of, and to the Knowledge of the Company, none of the Physician Partners have orally expressed plans (A) to retire from the practice of medicine in the next five (5) years, (B) to be involved in the development or operations of another ambulatory surgery center facility, or (C) to relocate their residence and/or primary medical practice outside of the area surrounding such Facility.  During the three (3) years preceding the Closing Date, each of the Physician Partners: (1) has been duly licensed and registered, and is in good standing by their state to engage in the practice of medicine, and said license and registration have not been suspended, revoked or restricted in any manner, and (2) except as set forth on Section 3.1(w)(i)(a) of the Company Disclosure Schedule, has had valid professional liability insurance in place in amounts not less than commercially reasonable levels and has not indicated any intent to terminate or reduce his or her professional liability coverage.

(ii)           The Company has made available in the Data Room to Parent true and complete copies of the bylaws and rules and regulations of the medical staff of each Facility.  There are no pending, or to the Knowledge of the Company, threatened disputes with applicants, medical staff members or allied health professionals, which (A) assert or are based upon a violation of any Subsidiary’s medical staff bylaws, including any “fair hearing” procedures conducted thereunder or (B) are in the process of being adjudicated or resolved pursuant to any Facility’s medical staff bylaws.  Except as set forth in Section 3.1(w)(ii) of the Company Disclosure Schedule, all appeal periods in respect of any medical staff member or applicant against whom an adverse action has been taken have expired.  The Company has made available in the Data Room to Parent a written description of all adverse credentialing or regulatory related actions taken against medical staff members or applicants since December 31, 2007, a list of which is set forth in Section 3.1(w)(iii) of the Company Disclosure Schedule.

Section 3.2     Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub represent and warrant to the Company as follows:

(a)           Organization.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted.

(b)           Authority; Noncontravention.

(i)            Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger, the Financing and the other transactions contemplated by this Agreement and to comply with the provisions of this Agreement.  The execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger, the Financing and the other transactions contemplated by this Agreement and the compliance by Parent and Merger Sub with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to consummate the Merger, the Financing and the other transactions contemplated by this Agreement or to comply with the provisions of this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

(ii)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger, the Financing and the other transactions contemplated by this Agreement and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (x) the Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Merger Sub, (y) any material Contract to which Parent or Merger Sub is a party or any of their respective material properties or other material assets is subject or (z) subject to the governmental filings and other matters referred to in Section 3.2(b)(iii) below, any Law or Judgment, in each case applicable to Parent or Merger Sub or their respective properties or other assets.

(iii)          No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger, the Financing or the other transactions contemplated by this Agreement or the compliance by Parent and Merger Sub with the provisions of this Agreement, except for (1) compliance with the HSR Act, (2) compliance with other applicable Competition Laws, (3) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business and (4) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(c)           Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the Merger and the other transactions contemplated by this Agreement.

(d)           Sufficiency of Funds.  Parent has delivered to the Company true, correct and complete copies of (i) debt commitment letters (the “Debt Commitment Letters”) from THL Credit Advisors LLC, Partners Group AG and Jeffries Finance LLC (collectively, the “Lenders”), dated as of the date hereof, pursuant to which the Lenders have committed, subject to the terms and conditions contained therein, to provide debt financing in the aggregate amount set forth therein for the purpose of consummating the Merger and the other transactions contemplated by this Agreement (the “Debt Financing”) and (ii) an equity commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Commitment Letters”) from the Guarantor, dated as of the date hereof, pursuant to which the Guarantor has committed, subject to the terms and conditions contained therein, to provide equity financing in the aggregate amount set forth therein for the purpose of consummating the Merger and the other transactions contemplated by this Agreement (the “Equity Financing” and together with the Debt Financing, the “Financing”).  As of the date hereof, (i) the Commitment Letters have not been amended or modified and the commitments set forth in the Commitment Letters have not been withdrawn or rescinded in any respect, (ii) there is no breach by Parent existing thereunder, (iii) assuming the conditions referred to in Section 6.2(a) are satisfied, Parent is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate in any material respect or that would cause the commitment provided by the Lenders or the Guarantor in such Commitment Letters to be terminated or ineffective or any of the conditions contained therein not to be met, and (iv) assuming the Company complies with the terms of this Agreement and the conditions to closing referred to in Article VI are satisfied, Parent in good faith believes that Parent will be able to consummate the Financing described in the Commitment Letters on the terms provided therein.  The Commitment Letters, in the form so delivered to the Company on the date hereof, are, as of the date hereof, in full force and effect and each constitutes a legal, valid and binding obligation of the parties thereto.  Parent and Merger Sub have paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters.  Assuming the Financing contemplated by the Commitment Letters is consummated in accordance with the terms of such Commitment Letters, the Parent will have sufficient funds, in cash, to consummate the Merger and the other transactions contemplated by this Agreement and to pay, at the Effective Time, (i) the Merger Consideration pursuant to Article

II and (ii) the holders of Company Stock Options and Company Restricted Shares in accordance with the provisions of Section 5.4.  Parent and Merger Sub are not entering the Merger and the other transactions contemplated by the Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company.  Immediately after giving effect to the Merger and the other transactions contemplated by this Agreement, Parent and Surviving Corporation will be solvent and have adequate capital to carry on their respective businesses.

(e)           Information Supplied.  None of the information supplied by Parent or Merger Sub specifically to be and included or incorporated by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company, any of its Subsidiaries or any of their respective officers, directors, employees, agents, advisors or other representatives specifically for inclusion or incorporation by reference therein.

(f)            Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Limited Guarantee.  The Limited Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor.  As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

(g)           Company Stock.  Except as provided in the Voting Agreements, neither Parent nor Merger Sub has Beneficial Ownership of any Company Common Stock or other securities of the Company or any of its Subsidiaries as of the date of this Agreement.

(h)           No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 3.2, neither Parent nor Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1     Conduct of Business.

(a)           Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time, except (x) with the prior written consent of Parent (which consent shall not be unreasonably withheld), (y) those actions required to be taken pursuant to this Agreement or (z) as set forth in Section 4.1(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and comply with all applicable Laws and use its reasonable best efforts to keep available the services of their present officers and other employees, maintain intact its business organization and capital structure and to preserve their assets and their relationships with, customers, payors, providers, Physician Partners, suppliers, distributors and others having business dealings with them and maintain their franchises, rights and Permits.  Further, during the period from the date of this Agreement to the Effective Time, except (1) with the prior written consent of Parent, (2) as may be required by applicable Law (including the rules of NASDAQ) or (3) as set forth in Section 4.1(a) of the Company Disclosure

Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, except for cash dividends or distributions by a direct or indirect Subsidiary of the Company (x) paid to the Company or another Subsidiary of the Company or (y) contemplated to be paid pursuant to the relevant subsidiary’s organizational documents to any holder of equity interests in such Subsidiary, in each case in the ordinary course of business and in amounts and frequency consistent with past practice, (B) adjust, split, combine or reclassify, or otherwise amend the terms of, any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, or (C) purchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests or any other securities of the Company or any of its Subsidiaries or any subscriptions, options, warrants, calls or rights to acquire any such shares, interests or other securities (except pursuant to the forfeiture of Company Stock Options or Company Restricted Shares or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or the Tax withholding obligations of holders of Company Stock Options or Company Restricted Shares, in each case, outstanding as of the date of this Agreement);

(ii)           issue, grant, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any subscriptions, options, warrants, calls or rights to acquire, any such stock, interests or securities or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to, or provide economic benefits based on, the value or price of Company Common Stock or the value of the Company or any part thereof; provided, however, that the Company may issue shares of Company Common Stock pursuant to the conversion of the Convertible Notes, the exercise of the DB Warrant and the exercise of Company Stock Options and rights under the Purchase Plan, in each case outstanding on the date of this Agreement;

(iii)          amend or waive any provision of the Company Certificate or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

(iv)          acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any Person or business or division thereof;

(v)           sell, lease, license, swap, transfer, exchange, sell and lease back, mortgage or otherwise subject to any Lien or otherwise dispose of or abandon any of its properties or assets (including any shares of capital stock, equity or voting interests or other rights, instruments or securities), except in the ordinary course of business consistent with past practice and for Permitted Liens, in each case with a fair market value of less than $50,000 individually or in the aggregate;

(vi)          (A) incur, assume, prepay or otherwise become liable for any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, other than short-term borrowings in an amount not to exceed $500,000 in the aggregate incurred in the ordinary course of business consistent with past practice to finance the Company’s and its Subsidiaries’ working capital needs, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or (B) make or forgive any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any direct or indirect wholly-owned Subsidiary of the Company, and except for advances to employees in respect of travel or other related ordinary expenses in the ordinary course of business consistent with past practice;

(vii)         incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, other than in the ordinary course of business consistent with past practice having an aggregate value of less than $1,000,000;

(viii)        (A) pay, discharge, settle, compromise or satisfy any claims or other Proceedings of stockholders or any stockholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise, (B) pay, discharge, settle, compromise or satisfy any (1) claims or other Proceedings (excluding any claims of stockholders and any stockholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise), other than solely for money damages not in excess of $250,000 individually or in the aggregate, (2) liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise, but excluding the liabilities and obligations set forth in clause (A), (B)(1) or (B)(3) of this Section 4.1(a)), other than the payment, discharge, settlement or satisfaction of such liabilities or obligations in the ordinary course of business consistent with past practice not in excess of $250,000 individually or in the aggregate or as required by the terms as in effect on the date of this Agreement of any such liabilities or obligations reserved against in the Company’s most recent financial statements (including the notes thereto) included in the Filed Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, and (3) other transaction costs related to this Agreement and the transactions contemplated hereunder (including the fees and expenses of William Blair & Company), (C) waive, relinquish, release, grant, transfer or assign any right having a value in excess of $250,000 individually or in the aggregate or (D) disclose any confidential or proprietary information of the Company or any of its Subsidiaries other than pursuant to a confidentiality agreement restricting the right of the recipient thereof to use and disclose such confidential or proprietary information;

(ix)           enter into any Material Contract, modify or amend in any material respect any Material Contract, waive, release, assign or fail to exercise or pursue any rights or claims under any Material Contract or accelerate, terminate or cancel any Material Contract other than in the ordinary course of business consistent with past practice;

(x)            except as required to ensure that any Company Benefit Plan or Company Benefit Agreement in effect on the date of this Agreement (or the administration thereof) is not out of compliance with applicable Law or as required to comply with any Company Benefit Plan or Company Benefit Agreement in effect on the date of this Agreement (and, in each case, in compliance with Section 5.9), (A) adopt, enter into, implement or establish any new Company Benefit Plan or Company Benefit Agreement, or terminate, amend or modify any existing Company Benefit Plan or Company Benefit Agreement, (B)  increase in any manner the compensation or other benefits of, pay any new bonus to, or grant any new loan to any Company Personnel or any independent contractor or service provider of the Company or any of its Subsidiaries, other than in connection with new hires and promotions or salary increases in the ordinary course of business consistent with past practice and that do not exceed 3% of any individual’s existing base salary, (C) pay or provide to any Company Personnel any compensation or other benefit, other than the payment of base cash compensation or other benefits in effect on the date of this Agreement (1) in the ordinary course of business consistent with past practice or (2) in connection with new hires or promotions in the ordinary course of business consistent with past practice, (D) grant any new or amend any existing awards under any Company Benefit Plan (including the grant or amendment of any equity or equity-based or related compensation, including any Company Stock Option or Company Restricted Share) or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement or awards made thereunder, (E) grant or pay any severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits of, any Company Personnel or any independent contractor or service provider of the Company or any of its Subsidiaries, other than providing standard severances of up to six months of base pay and standard incentive bonus plan participation in each case in connection with new hires, in the ordinary course of business so long as neither are payable upon, increase as a result of, or are otherwise related to, a change of control or similar transaction;

(xi)           form any Subsidiary of the Company;

(xii)          enter into any Contract containing any restriction on the ability of the Company or any of its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries in connection with or following the consummation of the Merger or the other transactions contemplated by this Agreement;

(xiii)         adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any of its Subsidiaries;

(xiv)        write down any of its material assets;

(xv)         enter into, approve or recommend (or propose publicly to approve or recommend), or permit any of the Company’s Subsidiaries to enter into, any Contract requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement;

(xvi)        fail to keep in force any material insurance policy or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as are currently in effect;

(xvii)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xviii)      enter into any new line of business outside its existing business segments;

(xix)         convene any annual or special meeting (or any adjournment thereof) of the stockholders of the Company other than the Stockholders Meeting;

(xx)          terminate any officer or key employee of the Company or any of its Subsidiaries, other than for good reason or for reasonable cause;

(xxi)         enter into any material capital or operating leases or acquire any material properties or assets other than (A) capital expenditures subject to the limitations set forth in (vii) above, and (B) purchases of inventory, or supplies in the ordinary course of business consistent with past practice;

(xxii)        initiate or threaten to initiate any Proceeding;

(xxiii)       take or omit to take any action that is intended or would reasonably be expected to, individually or in the aggregate, (A) result in any of the conditions of the Merger set forth in Article VI not being satisfied or (B) prevent, delay or impair the ability of the Company to consummate the Merger; or

(xxiv)       authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)           Certain Tax and Accounting Matters.  During the period from the date of this Agreement to the Effective Time:

(i)            Except as required by applicable Tax Law or with Parent’s prior written consent, neither the Company nor any of its Subsidiaries will (A) make or change any material Tax election, (B) file any material amended Tax Return, (C) agree to any material adjustment of any Tax attribute, (D) change (or make a request to any Governmental Entity to change) any of its methods of reporting income or deductions for Federal income Tax purposes, (E) file any claim for a material refund of Taxes, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment that could adversely affect the Tax liability of the Company or any of its Subsidiaries, (G) make any change in any financial or Tax accounting principle, method or practice, other than as required by GAAP, the SEC, the Public Company Accounting Oversight Board, applicable Law or as recommended by the Company’s independent auditor or (H) settle or compromise any suit, claim, action, investigation, Proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax or enter into any material closing agreement that could adversely affect the Tax liability of the Company or any of its Subsidiaries.

(ii)           The Company and each of its Subsidiaries will retain all books, documents and records reasonably necessary for the preparation of Tax Returns.

Section 4.2     No Solicitation.

(a)           The Company shall not, nor shall it permit any of its controlled Affiliates to, nor shall it authorize or permit any of its or its controlled Affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, propose or encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal, (ii) enter into, continue or otherwise participate in any communications or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or any of their Representatives) any information with respect to, or otherwise knowingly cooperate in any way with any Person (other than Parent, Merger Sub or any of their Representatives) with respect to, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal, (iii) grant a waiver under Section 203 of the DGCL or any other Takeover Law or enter into any Contract with respect to or that may reasonably be expected to lead to any Takeover Proposal, or otherwise endorse, any Takeover Proposal, or (iv) resolve to do any of the foregoing.  The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate all existing activities, communications and negotiations with any Person conducted heretofore with respect to any Takeover Proposal (including, but not limited to, access to any electronic or other data room), shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.  Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the time that the Required Stockholder Vote has been obtained, the Company, in response to an unsolicited bona fide written Takeover Proposal received after the date hereof that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (x) constitutes or is reasonably likely to lead to a Superior Proposal and (y) that failure to so respond to such Takeover Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and which Takeover Proposal was not solicited after the date hereof and did not otherwise result from a breach of this Section 4.2, may, and may permit and authorize its Affiliates and its and its Affiliates’ Representatives to, in each case subject to compliance with Section 4.2(c) and the other provisions of this Agreement, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal, in each case pursuant to a confidentiality agreement with standstill provisions identical in all substantive respects to, and which otherwise contains terms that are no less favorable to the Company than, those contained in the Confidentiality Agreement; provided, that the Company shall concurrently provide or make available to Parent any information concerning the Company or its Subsidiaries provided to such third party which was not previously provided to Parent.  Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.2(a) by any controlled Affiliate of the Company or any of the Company’s or its controlled Affiliates’ Representatives shall be deemed to be a breach by the Company of this Section 4.2(a).

For purposes of this Agreement, the term “Takeover Proposal” means any proposal, inquiry or offer (whether or not in writing and including any tender offer or exchange offer) from any Person (other than Parent or Merger Sub or any of their Affiliates) with respect to, in a single transaction or series of transactions, any (i) merger, consolidation, share exchange, other business combination, dissolution, liquidation, recapitalization, reorganization, or similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its Subsidiaries, taken as a whole, (ii) sale, lease, contribution, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise), of any business or asset of the Company or any of its Subsidiaries representing 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any interest in such securities representing 15% or more of any class of capital stock of the Company or of the voting power of the Company’s capital stock, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, Beneficial Ownership, or the right to acquire Beneficial Ownership, or formation of any group which beneficially owns or has the right to acquire Beneficial Ownership of, 15% or more of any class of capital stock of the Company or of the voting power of the Company’s capital stock or (v) combination of the foregoing.

For purposes of this Agreement, the term “Superior Proposal” means any binding bona fide written offer (on its most recently amended or modified terms), which was not solicited after the date hereof and did not result from a breach of Section 4.2(a), made by any Person (other than Parent or Merger Sub or any of their Affiliates) that, if consummated, would result in such Person (or in the case of a direct merger between such Person and the Company, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of the outstanding shares of Company Common Stock or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which offer the Board of Directors of the Company reasonably determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (i) provides a higher value from a financial point of view to all of the stockholders of the Company (in their capacities as stockholders) than the consideration payable in the Merger (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise) and the time likely to be required to consummate such Superior Proposal) and (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal and the Person making the proposal.

(b)           Neither the Board of Directors of the Company nor any committee thereof shall (i) withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation or any approval or recommendation by any such committee regarding this Agreement and the Merger, or approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable any Takeover Proposal, or resolve or agree to take any such action, (ii) fail to publicly recommend against any Takeover Proposal or fail to publicly reaffirm the Company Recommendation or any approval or recommendation by any such committee regarding this Agreement or the Merger within two Business Days after Parent so requests, (iii) fail to include the Company Recommendation in the Proxy Statement, (iv) approve or recommend, or propose publicly to approve, recommend or permit the Company or any of its Affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement in accordance with Section 4.2(a)), or (v) take (or fail to take) any other action or make any other public statement that is inconsistent with the Company Recommendation (any such action (or failure to act) or resolution or agreement to take such action in clauses (i) - (v) above being referred to herein as an “Adverse Recommendation Change”).  Notwithstanding the foregoing and anything in this Agreement to the contrary, at any time prior to the time that the Required Stockholder Vote has been obtained, the Board of Directors of the Company may, in response to a Superior Proposal, and after determining in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (x) effect an Adverse Recommendation Change or (y) cause the Company to terminate this Agreement, provided, concurrently with any such termination, the Company pays to Parent the fee required by Section 5.6(b)(ii)(B) and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect unless in advance of or concurrently with such termination, the Company pays to Parent the fee required by Section 5.6(b)(ii)(B); provided, however, that (1) the Board of Directors of the Company may not effect such an Adverse Recommendation Change and (2) no termination of this Agreement pursuant to this Section 4.2(b) may be made, in each case unless the Notice Period has ended and the Company has complied with all its obligations pursuant to this Section 4.2.  No Adverse Recommendation Change or termination of this Agreement pursuant to this Section 4.2(b) may be made unless (A) the Board of Directors shall have first provided prior written notice to Parent that it is prepared to (I) effect an Adverse Recommendation Change (an “Adverse Recommendation Change Notice”) or (II) terminate this Agreement pursuant to this Section 4.2(b) in response to a Superior Proposal (a “Superior Proposal Notice”), which notice shall contain a description of the material terms and conditions of such Superior Proposal (including the identity of the bidder and a copy of the definitive Acquisition Agreement for such Superior Proposal in the form to be entered into), together with any information required to be delivered to Parent concurrently therewith pursuant to Section 4.2(a) and (B) Parent does not make, within three Business Days after the receipt of such notice (the “Notice Period”), a proposal that would, in the reasonable good faith judgment of the Board of Directors of the Company (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.  The Company agrees to negotiate in good faith with Parent during any Notice Period to allow Parent to match or better any Superior Proposal (as amended).  Any changes to the financial terms or any change to other material terms of such Superior Proposal occurring prior to the Company’s effecting an Adverse Recommendation Change or terminating this Agreement pursuant to this Section 4.2(b) shall require the Company to provide to Parent a new Adverse Recommendation Change Notice or Superior Proposal Notice and a new Notice Period and to comply with the requirements of this Section 4.2(b) with respect to each such new written notice.  In determining whether to effect an Adverse Recommendation Change or whether to terminate this Agreement pursuant to this Section 4.2(b), the Board of Directors of the Company shall discuss with Parent and take into account any such changes to Parent’s proposal and any other information provided by Parent in response to an Adverse Recommendation Change Notice or Superior Proposal Notice that would, in the reasonable good faith judgment of the Board of Directors of the Company (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.  The Company shall not submit any Takeover Proposal or any Superior Proposal to a vote of the stockholders of the Company prior to the termination of this Agreement.

(c)           In addition to the other obligations of the Company set forth in this Section 4.2, the Company shall, as promptly as practicable and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to a Takeover Proposal, (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including the identity of the bidder and any change to the financial terms, conditions or other material terms thereof) and (iii) the determination by the Board that a Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal. The Company shall (A) keep Parent reasonably informed of the status (including any change to the financial terms, conditions, or other material terms) of any such Takeover Proposal, request or inquiry on a reasonably current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any material change, development, discussions or negotiations) and (B) provide to Parent, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Takeover Proposal), written inquiries or correspondence sent by or provided to the Company (or its Representatives) in connection with any such Takeover Proposal.  The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any Contract, in each case that prohibits the Company from providing such information to Parent.

(d)           Nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to its stockholders, in each case if, in the good faith judgment of the Board of Directors of the Company (after consultation with outside legal counsel), such action is required by applicable Law or necessary for the Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that the taking of any such position or making of any such disclosure shall be subject to and only taken in compliance with Section 4.2(b) and that the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such disclosure and, provided further, that any disclosure other than (A) a factually accurate statement by the Company that only describes the Company’s receipt of a Takeover Proposal, the identity of the Person or group making such proposal, the terms and conditions thereof and the operation of this Agreement with respect thereto, and that also contains a reaffirmation by the Board of its unanimous approval and recommendation of this Agreement and the transactions contemplated hereby and its unanimous recommendations that the stockholders of the Company approve and adopt this Agreement and the Merger in such disclosure and a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) an express rejection of any applicable Takeover Proposal or (C) an express reaffirmation of the Company Recommendation, shall be deemed to be an Adverse Recommendation Change.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1     Preparation of the Proxy Statement; Stockholders Meeting.

(a)           As promptly as practicable following the date hereof and in any event within eight (8) Business Days after the date hereof, the Company shall prepare and file with the SEC a preliminary Proxy Statement.  Each of the Company and Parent shall furnish all information concerning such Person to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC or any other government official for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC or any other government official, on the other hand, with respect to the Proxy Statement.  Each of the Company and Parent shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be cleared by the SEC as promptly as possible.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by Parent.  If, at any time prior to the Stockholders Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(b)           For the purpose of obtaining the Required Stockholder Approval, the Company shall use its reasonable best efforts and take all action reasonably necessary in accordance with applicable Law and the Company Certificate and Company Bylaws, to establish a record date for, duly call, give notice of and convene a meeting of its stockholders (the “Stockholders Meeting”) as soon as reasonably practicable after the SEC confirms that it has no further comments to the Proxy Statement.  The Company shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after such record date, but in no event later than 3 Business Days after the Proxy Statement is cleared by the SEC.  The notice of such Stockholders Meeting shall state that a resolution to adopt this Agreement will be considered at the Stockholders Meeting.  Subject to Section 4.2, the Board of Directors of the Company shall recommend to stockholders of the Company that they approve this Agreement, and shall include the Company Recommendation in the Proxy Statement.  The Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and shall take all action reasonably necessary in accordance with the DGCL and the Company Certificate and Company Bylaws, and in any event within 40 days to duly convene and hold the Stockholders Meeting as promptly as reasonably practicable after the mailing of the Proxy Statement to the stockholders of the Company.

Section 5.2     Access to Information; Confidentiality; Financing.

(a)           The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s Representatives access upon reasonable advance notice and during normal business hours to all their respective properties, assets, books, records, Contracts, Permits, documents, information, payors, providers, Physician Partners, directors, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company and its Subsidiaries, and the Company shall, and shall cause each of its Subsidiaries to, furnish to Parent any information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that doing so is restricted under applicable Law or otherwise would result in the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege).  Following the date of this Agreement and prior to the Effective Time, Parent may (but shall not be required to), following reasonable notice to the Company, contact and interview any Company Personnel and review the personnel records and such other information concerning the Company Personnel as Parent may reasonably request, provided such review is permitted by applicable Law.  No information or knowledge obtained by Parent or any of its Representatives in any investigation pursuant to this Section 5.2(a) shall affect or be deemed to modify any representation, warranty, covenant or agreement of the Company in this Agreement.  Except as required by any applicable Law or Judgment, Parent will hold, and will direct its Representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreement.

(b)           Parent acknowledges that it shall use its reasonable best efforts to fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letters (or on other terms not imposing any new or additional conditions and otherwise not reasonably likely to cause any material delay in the consummation of the Financing), including, using its reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letters, (ii) satisfy on a timely basis all conditions applicable to Parent set forth therein that are within its control, and (iii) consummate the Financing contemplated by the Commitment Letters at the Closing, including using its reasonable best efforts to cause the Lenders and the other Persons providing such Financing to fund the Financing required to consummate the Merger and the other transactions contemplated by this Agreement on the Closing Date.  Upon the Company’s request, Parent shall inform the Company with respect to all material activity concerning the status of the Financing contemplated by the Commitment Letters and shall give the Company prompt notice of any material adverse change with respect to such Financing.  Parent agrees to notify the Company promptly, and in any event within two Business Days, if at any time prior to the Closing Date (A) any of the Commitment Letters shall expire or be terminated for any reason, (B) any financing source that is a party to any Commitment Letter notifies Parent in writing that such source no longer intends to provide Financing to Parent on the terms set forth therein, or (C) for any reason Parent no longer believes in good faith that it will be able to obtain a portion or all of the Financing contemplated by the Commitment Letters on substantially the terms described therein.  Parent shall not, and shall not permit its Affiliates to, without the prior written consent of the Company, intentionally take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, the purpose of which is to impair, delay or prevent Parent’s obtaining of the Financing contemplated by the Commitment Letters.  Parent shall not amend, or agree to amend, the Commitment Letters in any manner that would materially delay or prevent the transactions contemplated by this Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld).  If the Commitment Letters shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to obtain, and, if obtained, will provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as such Commitment Letters as originally issued and on terms not materially less favorable then the Commitment Letters to Parent.

(c)           Prior to the Closing, the Company shall (and the Company shall cause each of its Subsidiaries to) provide, and shall cause their respective Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Financing, including (i) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Financing and causing the Company’s advisors to provide comfort letters, opinions and consents requested by prospective financing sources, (ii) executing and delivering customary guarantee, pledge and security documents and related officer certificates or other documents as may be reasonably requested by Parent and otherwise reasonably facilitating the guaranteeing of obligations and the pledging of collateral; provided that, the foregoing notwithstanding, no obligations of the Company or its Subsidiaries or their respective Representatives under any such agreement, certificate, document or instrument shall be effective until the Closing and the foregoing documents shall be held in escrow pending Closing, (iii) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or its financing sources, including information related to the Company and its Subsidiaries required by regulatory authorities including under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (iv) permitting the prospective lenders involved in the Financing to evaluate and appraise the Company’s and its Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, and (v) participating in meetings, presentations, road shows, due diligence sessions and drafting sessions.  The provisions of this Section 5.2(c) shall not require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Financing prior to the Closing and Parent or Merger Sub shall bear all costs and reimburse the officers and directors of the Company and its Subsidiaries for any out-of-pocket expenses they may incur in complying with this Section 5.2(c), including expenses associated with attending meetings, presentations, road shows and due diligence presentations.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing.

Section 5.3     Reasonable Best Efforts; Notice.

(a)           Each party from whom a filing under the HSR Act would be required in order for the transactions contemplated hereby to be consummated lawfully shall, as promptly as practicable (but in no event later than five Business Days) following the date hereof, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with this transaction.  To the extent permitted by applicable Law, the parties hereto shall request expedited treatment of any such filings and shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of any filing or submission under the HSR Act or other Competition Law.  To the extent permitted by applicable Law, the parties hereto shall keep one another apprised of the status of, and give each other advance notice of, and a meaningful opportunity to review, all communications with, and all inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity, and shall comply promptly with any such reasonable inquiry or request.  To the extent advisable and permitted by the relevant Governmental Entity, the parties hereto shall permit one another to attend all meetings or conferences between one or more of the parties hereto and one or more Governmental Entity under the HSR Act or other Competition Law.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, and to assist and cooperate with the other parties in taking, all actions that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following:  (i) the satisfaction of the conditions precedent set forth in Article VI, (ii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Merger or the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement.  In connection with and without limiting the generality of the foregoing, each of the parties hereto agrees to use its best efforts to obtain, and to assist and cooperate with the other parties in obtaining, all necessary actions or nonactions, waivers, consents, approvals, clearances, orders and authorizations from, and to give any necessary notices to, Governmental Entities and other Persons (including, for the avoidance of doubt, the consents, approvals, orders, authorizations, actions, registrations, declarations and filings set forth on Section 5.3(b) of the Company Disclosure Schedule); provided, however, that neither the Company nor any of the Subsidiaries of the Company shall make any payment or commitment to a third party or modify the terms of any Contract in connection with obtaining such actions, waivers, consents, approvals, clearances, orders or authorizations without the prior written consent of Parent (not to be unreasonably withheld).  In connection with and without limiting the generality of the foregoing, each of the Company and its Board of Directors shall use its reasonable best efforts (A) to take all action necessary so that no Takeover Law is or becomes applicable to this Agreement or any of the Merger or any of the other transactions contemplated by this Agreement and (B) if any Takeover Law is or becomes applicable to this Agreement or any of the Merger and the other transactions contemplated by this Agreement, to take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to eliminate or minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.

(c)           In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the Merger or any other transaction contemplated hereby under any Competition Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party, challenging the Merger or any of the transactions contemplated hereby as violative of any Competition Law, or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement as expeditiously as reasonably practicable. In this context, “commercially reasonable efforts” shall include, without limitation, (i) defending any lawsuits or other legal Proceedings, whether judicial or administrative, that challenge this Agreement or the consummation of the Merger or any other transaction contemplated hereby; (ii) seeking to have lifted, vacated, or reversed any stay, injunction, temporary restraining order, or other restraint entered by any court or other Governmental Entity; and (iii) agreeing to do or permitting to be done any of the foregoing; provided, however, that notwithstanding any other provision in this Agreement, the Company shall not (unless directed to do so by Parent), and Parent shall not be obligated to, (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of

Parent (including its Subsidiaries and Affiliates) or the Company, including entering into customary ancillary agreements relating to any such sale, divestiture or disposition of such assets or businesses; or (B) otherwise take or commit to take actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s) or affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets.

(d)           Except as prohibited by applicable Law, the Company shall promptly notify Parent of (A) any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the Merger or any of the other transactions contemplated by this Agreement; (B) its discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, (1) would give rise to the failure of a condition set forth in paragraph (a) or (c) of Section 6.2 and (2) is incapable of being cured by the Company by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)); and (C) any suits, actions or proceedings commenced or threatened that relate to the consummation of this Agreement, the Merger or any of the other transactions contemplated by this Agreement of which the Company has Knowledge; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(e)           Except as prohibited by applicable Law, each of the parties shall give prompt notice to the other parties of (i) any representation or warranty made by such party contained in this Agreement becoming untrue or (ii) the failure of such party to perform any material obligation, covenant or agreement to be performed by such party under this Agreement; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of any of the parties (or remedies with respect thereto) or the conditions to the obligations of any of the parties under this Agreement.

(f)            Without limiting the generality of the foregoing, the parties to this Agreement shall cooperate and consult with one another, to the fullest extent possible, subject to entering into a customary joint defense agreement, in connection with any stockholder Proceeding against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement.  In furtherance of and without in any way limiting the foregoing, the Company shall promptly advise Parent orally and in writing of any such Proceedings, and the Company shall (i) cooperate fully with Parent in connection with, and consult with and permit Parent and its Representatives to participate in, the defense, negotiations and settlement of such Proceedings, (ii) give consideration to Parent’s advice with respect to such Proceedings and (iii) obtain the prior written consent of Parent prior to settling or satisfying any such claim, it being understood and agreed that the Company shall control such defense and that this Section 5.3(f) shall not give Parent the right to direct such defense except to the extent that Parent or Merger Sub is named as a defendant in such litigation and in that case solely as to the defense of Parent and Merger Sub.

Section 5.4     Equity Awards.

(a)           As soon as practicable following the date of this Agreement, the Company agrees that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans and the Purchase Plan) shall adopt such resolutions or take such other actions (including obtaining any consents, releases, waivers or amendments, as required by the terms of any Company Stock Option, Company Restricted Share or the Purchase Plan, or as

reasonably requested by Parent) as may be required to (x) cause the Company Stock Plans and each Company Restricted Share and Company Stock Option to be terminated as of the Effective Time and cause any provision in any other agreement, arrangement or benefit plan providing for the issuance, transfer, purchase or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company to be deleted as of the Effective Time, (y) ensure that no Person has any rights under any Company Stock Plan, Company Restricted Share or Company Stock Option, or such other agreement, arrangement or benefit plan to acquire any capital stock of the Surviving Corporation or Parent and that the Parent and the Surviving Corporation will not have any further obligation or liability under any of the foregoing Company Stock Plans, Company Restricted Share and Company Stock Options or other such agreements, arrangements or benefit plans, except as specifically contemplated by this Section 5.4 and (z) give effect to the transactions contemplated by this Section 5.4, including the following:

(i)            at the Effective Time, the Company shall enter into an option cancellation agreement with each holder of a Company Stock Option (each, an “Option Cancellation Agreement”), which Option Cancellation Agreement shall be in a form reasonably acceptable to Parent and shall provide that each unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be canceled at the Effective Time, with the holder of such Company Stock Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time (whether vested or unvested), which amount shall be payable to such holder at or as soon as practicable following the Effective Time (the “Option Consideration”);

(ii)           at the Effective Time, each unvested Company Restricted Share that is outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Company Restricted Share becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the Merger Consideration multiplied by the maximum number of shares of Company Common Stock subject to such Company Restricted Share immediately prior to the Effective Time (whether vested or unvested), which amount shall be payable to such holder at or as soon as practicable following the Effective Time (the “Restricted Share Consideration”); and

(iii)          with respect to the Purchase Plan, (A) participation shall be limited to those employees who are participants on the date of this Agreement; (B) no Option Period (as defined in the Purchase Plan) shall be commenced after the date of this Agreement; (C) if, with respect to an Option Period in effect on the date of this Agreement, the Effective Time occurs prior to the Exercise Date (as defined in the Purchase Plan) for such Option Period, upon the Effective Time, each purchase right under the Purchase Plan outstanding immediately prior to the Effective Time shall be exercised to purchase from the Company whole shares of Company Common Stock (subject to the provisions of the Purchase Plan regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the Purchase Plan for the then outstanding Option Period using such date on which the Effective Time occurs as the final Exercise Date for such Option Period, and any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following the Effective Time; and

(D) the Purchase Plan shall terminate, effective upon the earlier of the Purchase Date for the Option Period in effect on the date of this Agreement and the Effective Time.

(b)           With respect to the Company Stock Options, upon surrender to the Surviving Corporation of the original Company Stock Option agreement and an executed copy of an Option Cancellation Agreement (collectively, the “Option Documentation”), the Surviving Corporation shall promptly deliver (but in all cases not later than the fifth Business Day after the later of the Closing Date and the date of receipt of the Option Documentation) to the registered holder of such Company Stock Options (as indicated in the records of the Company), the Option Consideration less any required withholding Taxes.  At the Effective Time, each Company Stock Option outstanding as of the Effective Time shall be canceled and each holder of an agreement representing such canceled Company Stock Option shall cease to have any rights with respect to such Company Stock Option and shall not be entitled to receive any payment with respect thereto other than the Option Consideration.  In the event that any Company Stock Option agreement shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Surviving Corporation) of that fact by the person claiming such Company Stock Option agreement to be lost, stolen or destroyed and, if required by the Surviving Corporation, the granting of an indemnity reasonably satisfactory to the Surviving Corporation against any claim that may be made against either of them with respect to such Company Stock Option agreement, the Company will issue, in exchange for such lost, stolen or destroyed Company Stock Option agreement, the portion of the Option Consideration with respect to such Company Stock Option, to which such Person is entitled pursuant hereto.  Notwithstanding Section 5.4(a)(i), with respect to any unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time with an exercise price per share of Company Common Stock in excess of the Merger Consideration, the parties acknowledge and agree that the Company shall use its best efforts to obtain an Option Cancellation Agreement with respect to such Company Stock Option.

(c)           All amounts payable pursuant to this Section 5.4 shall be paid without interest.  Any Person making a payment pursuant to this Section 5.4 shall be entitled to deduct and withhold from that payment such amounts as the payor is required to deduct and withhold with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so withheld and paid over by any Person pursuant to this Section 5.4 to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to payment under this Section 5.4 in respect of which such deduction and withholding was made by a Person pursuant to this Section 5.4.

(d)           Simultaneous with the Closing, Parent and Merger Sub shall pay the Company an amount in cash equal to the aggregate amount of Option Consideration and Restricted Share Consideration to be paid to holders of Company Stock Options and Company Restricted Shares, respectively, in accordance with the provisions of Section 5.4, and the Company shall cause such consideration to be paid to such holders pursuant to Section 5.4.

(e)           Prior to the Effective Time, the Company shall take all steps reasonably required to cause the transactions contemplated by this Section 5.4 by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.5     Indemnification, Exculpation and Insurance.

(a)           Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company as in effect on the date of this Agreement (in each case, to the extent copies of which have been made available in the Data Room to Parent prior to the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms without amendment, repeal or other modification for a period of six (6) years following the Closing Date; provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law.  From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

(b)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.5.

(c)           From the Closing through the sixth anniversary of the Effective Time (such period, the “Tail Period”), Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of this Agreement (copies of which have been made available in the Date Room to Parent); provided further that Parent or the Surviving Corporation may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy its obligation under this Section 5.5(c) by causing the Company to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable in the aggregate to such directors and officers than the insurance coverage otherwise required under this Section 5.5(c); provided further that Parent and the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 300% of the annual premium currently paid by the Company for such insurance (which the Company represents is $103,500); and provided further that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)           The provisions of this Section 5.5 are (i) intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 5.6     Fees and Expenses.

(a)           Except as expressly set forth in this Section 5.6, all fees and expenses incurred in connection with this Agreement, the Merger, the Financing and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.  Notwithstanding the foregoing, if the Merger is consummated, the Surviving Corporation shall, within ten Business Days after Parent’s request for such reimbursement, reimburse Parent for all Parent Expenses, if such expenses were not reimbursed prior to the Effective Time.

(b)           In the event that this Agreement is terminated (i) by Parent pursuant to Section 7.1(c) or (ii) by the Company pursuant to Section 7.1(f), then, in each such case, the Company shall pay Parent’s designee a fee equal to $4,368,000 (the “Company Termination Fee”) by wire transfer of same-day funds to an account designated by Parent (A) in the case of a termination by Parent pursuant to Section 7.1(c), within two Business Days after such termination and (B) in the case of a termination by the Company pursuant to Section 7.1(f), the date of termination of this Agreement.

(c)           In the event that (i) prior to the termination of this Agreement, any Person makes or publicly proposes a Takeover Proposal (for purposes of this Section 5.6(c), substituting 50% for the 15% thresholds set forth in the definition of Takeover Proposal) or publicly announces an intent (whether or not conditional) to make a Takeover Proposal and (ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or 7.1(b)(iv) or Parent pursuant to Section 7.1(d), and (iii) within 12 months after termination of this Agreement, the Company enters into any acquisition agreement or other definitive agreement or Contract providing for, or shall have consummated or publicly approved or recommended to the stockholders of the Company, any Takeover Proposal (whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (i)), then the Company shall pay to Parent’s designee the Company Termination Fee upon the earlier of the date of entering into a definitive agreement for or consummating a Takeover Proposal.

(d)           If this Agreement is terminated (i) by the Company pursuant to Section 7.1(g) or (ii) by Parent pursuant to Section 7.1(b)(i) after the Company has delivered a valid notice to Parent that the Company will terminate this Agreement pursuant to Section 7.1(g) if Parent and Merger Sub subsequently breach their obligation to cause the Merger to be consummated within 10 Business Days after the date the Closing is required to take place pursuant to Section 1.2 (provided that such notice is delivered to Parent prior to the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i))) (a “Parent Designated Termination”), in each case (A) because Parent and Merger Sub fail to cause the Merger to be consummated because of a failure to receive the proceeds of one or more of the Financing (other than if solely due to a failure by Guarantor to fund its commitment pursuant to the Equity Letter) that, together with the amount of equity financing committed pursuant to the Equity Commitment Letter, is sufficient to fund the Merger and the other transactions contemplated by this Agreement or because of their refusal to accept a new financing commitment that provides for at least the same amount of financing as the Commitment Letters and on terms that are not materially less favorable to Parent then the Commitment Letters, and (B) Parent and Merger Sub are not otherwise in material and willful breach of this Agreement (including their respective obligations pursuant to Section 5.2(b)) (a “Non-Breach Financing Failure”), then Parent shall pay to the Company a fee equal to $6,552,000 (the “Parent Termination Fee”) by wire transfer of same-day funds to an account designated by the Company within two Business Days after such termination.  If this Agreement is terminated by the Company pursuant to Section 7.1(g) or by Parent pursuant to a Parent Designated Termination, in each case in circumstances not involving a Non-Breach Financing Failure, then Parent shall pay to the Company an amount equal to $10,920,000 (the “Parent

Default Fee”) by wire transfer of same-day funds to an account designated by the Company within two Business Days after such termination.

(e)           The Company hereby acknowledges that the agreements contained in this Section 5.6 are an integral part of the transactions contemplated by the Agreement and that, without these agreements, Parent would not have entered into this Agreement.  Accordingly, if the Company fails promptly to pay the amounts due pursuant to Sections 5.6(b) or (c) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in Section 5.6(b) or (c) or any portion of such amount, then the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 5.6(b) or (c) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.  Notwithstanding anything in this Agreement to the contrary, in the event the Company Termination Fee becomes payable, then the Company Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and their stockholders under this Agreement except as otherwise provided in Section 8.11.  If Parent terminates this Agreement pursuant to Section 7.1(d) in the case of a willful breach by the Company, then Parent may seek Parent Damages against the Company; provided, that the maximum aggregate liability (inclusive of the Company Termination Fee) of the Company shall not exceed the Company Liability Cap.  The damages resulting from termination of this Agreement under circumstances where a Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 5.6 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

(f)            Parent hereby acknowledges that the agreements contained in this Section 5.6 are an integral part of the transactions contemplated by the Agreement and that, without these agreements, the Company would not have entered into this Agreement.  Accordingly, if Parent fails promptly to pay the amounts due pursuant to Section 5.6(d) and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent or Merger Sub for the amounts set forth in Section 5.6(d) or any portion of such amount, then Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 5.6(d) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.  Notwithstanding anything in this Agreement to the contrary, in the event that the Parent Termination Fee or Parent Default Fee becomes payable, then the Parent Termination Fee or Parent Default Fee, as applicable, shall be the sole and exclusive remedy of the Company and its Affiliates and their stockholders under this Agreement.  If the Company terminates this Agreement pursuant to Section 7.1(e) in the case of a willful breach by Parent or Merger Sub, then the Company may seek Company Damages against Parent; provided, that the maximum aggregate liability (inclusive of the Parent Termination Fee) of Parent and Merger Sub, collectively, shall not exceed the Parent Liability Cap.  The damages resulting from termination of this Agreement under circumstances where a Parent Termination Fee or Parent Default Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 5.6 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

(g)           Notwithstanding anything herein to the contrary, the maximum aggregate liability of Parent and its Affiliates and their stockholders (collectively, the “Parent Group”) (including any amounts payable pursuant to this Section 5.6) for any direct or indirect loss or damage suffered in connection with, or arising out of or under, this Agreement, including, but not limited to, the negotiation, entry into, performance, or the terms of this Agreement, any agreement or document contemplated hereby, the failure of the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform hereunder and including the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including any lost premium, other combination opportunities and the time value of money) (such damages, collectively, the “Company Damages”) or otherwise shall be limited to $10,920,000 plus any amounts that may be payable under the second sentence of Section 5.6(f) (the “Parent Liability Cap”).  In no event shall the Company or its Affiliates or their stockholders seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any member of the Parent Group other than seeking amounts payable by the Guarantor pursuant to the Limited Guarantee but subject to the Parent Liability Cap.  The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any member of the Parent Group (other than Parent to the extent provided in this Agreement and the Guarantor to the extent provided in the Limited Guarantee (but in each case subject to the Parent Liability Cap), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against any other member of the Parent Group, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  Recourse against Parent to the extent provided in this Agreement and the Guarantor to the extent provided in the Limited Guarantee (but in each case subject to the Parent Liability Cap) shall be the sole and exclusive remedy of the Company and its Affiliates and their stockholders against any other member of the Parent Group in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated by this Agreement.  The Company acknowledges that Merger Sub is a newly-formed company and does not have any material assets except in connection with this Agreement as expressly set forth herein.  The terms of this Section 5.6(g) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.  The provisions of this Section 5.6(g) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(h)           Notwithstanding anything herein to the contrary but subject to Section 8.11, the maximum aggregate liability of the Company and its Affiliates and their stockholders (including any amounts payable pursuant to this Section 5.6) for any direct or indirect loss or damage suffered in connection with, or arising out of or under, this Agreement, including, but not limited to, the negotiation, entry into, performance, or the terms of this Agreement, any agreement or document contemplated hereby, the failure of the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform hereunder (such damages, collectively, “Parent Damages”) or otherwise shall be limited to $10,920,000 plus any amounts that may be payable under the second sentence of Section 5.6(e) (the “Company Liability Cap”).  In no event shall any member of the Parent Group seek or permit to be sought on behalf of any member of the Parent Group any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from the Company or any of its Affiliates or any of their stockholders in connection with this Agreement or the transactions contemplated by this Agreement in excess of the Company Liability Cap; provided that nothing shall limit the rights of Parent and Merger Sub under Section 8.11.  Parent and Merger Sub each acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Parent Damages, any Affiliate or stockholder of the Company, whether by or through attempted piercing of the corporate veil, by virtue of any statute, regulation or applicable Law, or otherwise.  The terms of this Section 5.6(h) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement other than Section 8.11.  The provisions of this Section 5.6(h) are intended to be for the benefit of, and shall be enforceable by, each Affiliate and stockholder of the Company.

(i)            The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion nor shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether the Company Termination Fee or the Parent Termination Fee may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events.

Section 5.7     Public Announcements.

The parties agree that the initial press release(s) to be issued with respect to the transactions contemplated by this Agreement shall be in the form(s) heretofore agreed to by the parties.  Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent at all reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any other press release or other public statements with respect to this Agreement, the Merger, the Financing and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation (which consultation shall not be unreasonably delayed), except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Section 5.8     Merger Sub and Surviving Corporation Compliance.

Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement and, prior to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.9     Company Benefit Plan Matters.

(a)           During the period from the Closing Date until the 12-month anniversary thereof, Parent shall, or shall cause its Subsidiaries to, provide to Persons who are actively employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who remain in the employment of the Company and its Subsidiaries on or after the Effective Time (the “Continuing Employees”) compensation (including base salary and incentive and bonus opportunities) and benefits (including paid time off, 401(k), health and severance) that are materially no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Effective Time or those generally in effect with respect to similarly situated employees of Parent and its Subsidiaries.

(b)           The service of each Continuing Employee with the Company or any of its Subsidiaries (or any predecessor employer) prior to the Effective Time shall be treated as service with Parent and its Subsidiaries for purposes of each (A) “employee pension benefit plan” (as defined in

Section 3(2) of ERISA), (B) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (C) post-retirement or employment health or medical plan, program, policy or arrangement, (D) bonus, incentive or deferred compensation plan, program, policy or arrangement, (E) severance, change in control, retention or termination plan, program, policy or arrangement or (F) other material compensation or benefit plan, program, policy or arrangement, including fringe benefits, vacation pay, service awards and reimbursement of moving expenses (each, a “Parent Benefit Plan”), in each case for purposes of eligibility, vesting and benefit levels (but not actual accruals except with respect to vacation and paid time off accruals), but not in any case where credit would result in duplication of benefits.

(c)           Following the Effective Time, for purposes of each Parent Benefit Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, use its commercially reasonable efforts to (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Company Benefit Plan or Company Benefit Agreement as of the Effective Time (or, if later, any applicable plan transaction date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time (or such transition date) occurs.

(d)           Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, in accordance with its terms, each Company Benefit Plan and Company Benefit Agreement and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and Parent hereby acknowledges that the consummation of the Merger constitutes a change of control or change in control, as the case may be, for all purposes under such Company Benefit Plans and Company Benefit Agreements; provided, however, that in no event shall Parent, the Company or any of their respective Subsidiaries make, either before or after the Closing, the payments to the individuals specified in Section 5.9(d)(i) of the Company Disclosure Schedule in the amounts specified therein unless (and to the extent that) the conditions specified in Section 5.9(d)(i) of the Company Disclosure Schedule have been satisfied.  Prior to the Closing, the Company shall cause the agreements that entitle such individuals to receive such payments to be amended to reflect the terms of the proviso in the immediately preceding sentence.  Simultaneously with the Closing, the Surviving Corporation shall deposit with the Company’s payroll provider funds in an amount equal to the severance payments to the individuals specified in Section 5.9(d)(ii) of the Company Disclosure Schedule in the amounts specified therein and, to the extent that all or a portion of any such payment is not permitted to be paid promptly after the Closing pursuant to the terms of the applicable severance arrangement through the Company’s payroll provider, then simultaneously with the Closing the Surviving Corporation shall deposit funds in an amount equal to such unpaid portion into a grantor trust established for the benefit of such individual consistent with the terms of Revenue Procedure 92-64, 22 I.R.B. 11 (8/17/92) on terms mutually acceptable to Parent and the Company.

Nothing in this Agreement shall be construed as requiring Parent or any of its Subsidiaries to employ any Continuing Employee for any length of time following the Closing Date, subject to Parent’s and the Company’s compliance with any applicable severance or change of control arrangements.  Nothing in this Agreement, express or implied, shall be construed to prevent Parent or any of its Subsidiaries from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Company Benefit Plan, Company Benefit Agreement, Parent Benefit Plan or any other employee benefit plan, program, agreement or arrangement that Parent or any of its Subsidiaries may establish or maintain; provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by Parent or any of its Subsidiaries during the 12-month period following the Closing, the compensation and benefits payable to such employee during such period shall be subject to Section 5.9(a). No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.  The provisions of this Section 5.9 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.9 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof

Section 5.10   Convertible Notes; Convertible Note Hedge Agreement and Warrant Agreement.

The Company shall promptly take such actions as are reasonably requested in writing by Parent or as are otherwise required by the applicable instruments in respect of the (a) the Convertible Notes, (b) the Warrant Confirmation dated June 21, 2007, issued by the Company to Deutsche Bank AG London, LLC and Deutsche Bank AG New York (the “DB Warrant”), and (c) the hedge transaction (the “DB Hedge Transaction”) entered into with Deutsche Bank AG London, LLC (“DB London”) and Deutsche Bank AG New York (“DB New York”) on June 21, 2007 relating to the Convertible Notes and the DB Warrant, in each case as directed by and in accordance with the terms and conditions specified in writing by Parent, and the Company shall consult with Parent before taking any action with respect to any of the foregoing; provided, however, that prior to the Effective Time, the Company shall not be obligated under this Section 5.10 to take any action that (i) is not conditioned upon the occurrence of the Effective Time, (ii) except as otherwise provided in the following sentence, could potentially expose the Company to material liability or expense or (iii) could result in any representation or warranty of the Company in this Agreement being or becoming untrue or incorrect or that could result in the Company being in breach of any of its obligations under this Agreement. Notwithstanding the foregoing, prior to February 18, 2011, the Company shall enter into binding agreements, in form and substance satisfactory to Parent, with DB London and DB New York to settle the DB Hedge Transaction (which settlement shall result in a payment to the Company), using the Cancellation and Payment (Calculation Agent Determination) methodology, subject to the terms of the DB Hedge Transaction. All actions, notices, announcements and other documentation related to the foregoing shall be subject to the prior written approval of Parent (which shall not be unreasonably withheld, conditioned or delayed). Parent shall cooperate reasonably with the Company in connection with the Company’s performance of its obligations under this Section 5.10. Parent and Merger Sub acknowledge and agree that, except for settlement of the DB Hedge Transaction, obtaining any particular outcome with respect to any of the actions requested by the Parent to be taken pursuant to this Section 5.10 shall not constitute, or be construed to constitute, a condition to the consummation of the transactions contemplated by this Agreement and the failure to obtain any particular outcome shall not constitute a breach of this Agreement by the Company.

Section 5.11   No Control of Other Party’s Business.

Nothing contained in this Agreement is intended to give Parent the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Subject to the foregoing covenants, prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.12   Third Party Standstill Agreements.

From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VII or the Effective Time, the Company shall not release, terminate, amend or modify any material provision of any confidentiality or standstill agreement to which the Company is a party (other than involving Parent or its Affiliates), unless the board of directors of the Company determines in good faith after consultation with its independent outside legal counsel, that such action is necessary for the board of directors of the Company to comply with its fiduciary duties to the Company’s stockholders under applicable Law.  During such period, the Company agrees to use commercially reasonable efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including, but not limited to, seeking injunctions to prevent any breaches of such agreements or to enforce specifically the terms and provisions thereof in a court in the United States or any state thereof having jurisdiction.  To the extent Parent believes that there has been a breach of any such existing confidentiality agreement by the counterparty thereto, upon Parent’s request, the Company shall use such commercially reasonable efforts to enforce such existing confidentiality agreement.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1     Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been adopted by the Required Stockholder Approval.

(b)           Antitrust Waiting Period.  The waiting period (and any extension thereof) applicable to the Merger under any Competition Law shall have been terminated or shall have expired and any required approvals thereunder shall have been obtained.

(c)           No Injunctions or Legal Restraints.  No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing, enjoining, restraining or prohibiting the consummation of the Merger shall be in effect.  There shall not be any Law or Judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any Governmental Entity (other than the application of the waiting period provisions of any Competition Law to the Merger) the effect of which is to directly or indirectly make illegal or otherwise prohibit or materially delay consummation of the Merger.  There shall not exist or be instituted or pending any claim, suit, action or proceeding by any Governmental Entity seeking any of the consequences referred to in the immediately preceding sentence.

Section 6.2     Conditions to Obligations of Parent and Merger Sub to Effect the Merger.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of the Company set forth (i) in Section 3.1(g)(iii) shall be true and correct as of the Effective Time as if made on and as of the Effective Time and (ii) in the first sentence of Section 3.1(a) and in Section 3.1(b), 3.1(c), 3.1(d)(i), 3.1(q), 3.1(r) or 3.1(u) that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and any such representations or warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time).  Each of the representations and warranties of the Company set forth in this Agreement other than those listed in the immediately preceding sentence shall be true and correct as of the date of this Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this sentence, to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations, agreements or covenants required to be performed by it under this Agreement.

(c)           Absence of a Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d)           Closing Certificate.  Parent and Merger Sub shall have received a certificate of the Company, executed by the chief executive officer and the chief financial officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in paragraphs (a), (b) and (c) above have been satisfied.

(e)           Company Recommendation.  No Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 4.2).

(f)            FIRPTA Affidavit.  Parent shall have received a certificate, in form and substance reasonably satisfactory to Parent, from the Company to the effect that the Company is not a U.S. real property holding company.

(g)           Equity Awards. The Company shall have complied with its obligations under Section 5.4 of this Agreement.

(h)           Dissenting Shares.  The total number of Dissenting Shares shall not exceed seven and a half percent (7.5%) of the outstanding Company Common Stock as of the Effective Time.

(i)            Payoff Letters.  The Company shall have delivered to Parent payoff and release letters from the holders of the indebtedness for borrowed money of the Company and its Subsidiaries outstanding as of the Closing set forth in Section 6.2(i) of the Company Disclosure Schedule, and releases of all Liens securing such indebtedness, conditioned only on the payment of the amounts described in such payoff letters, in each case in form and substance reasonably satisfactory to Parent.

(j)            Required Consents.  The Company shall have delivered to Parent written evidence that the Company has delivered the notices to, and obtained the consents and approvals of, the Persons to the extent set forth in Section 6.2(j) of the Company Disclosure Schedule, in

each case in form and substance reasonably satisfactory to Parent, except to the extent that the facilities for which all such notices have not been delivered or all such consents and approvals have not been obtained represented $1,500,000 or less of EBITDA (less minority interest expense) during the twelve-months ended November 30, 2010.  EBITDA (less minority interest expense) shall be calculated based on the Company’s consolidated financial statements for the period ending November 30, 2010 prepared in accordance with GAAP, calculated and applied consistent with the Company’s past practices.

Section 6.3     Conditions to Obligation of the Company.

The obligations of the Company to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and any such representations or warranties that are not so qualified shall be true and correct in all respects, in each case as of the date of the Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time).

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations, agreements or covenants required to be performed by them under this Agreement.

(c)           Certificate.  The Company shall have received a certificate of Parent and Merger Sub, executed by the chief executive officer and the chief financial officer of Parent and Merger Sub, dated as of the Closing Date, to the effect that the conditions set forth in paragraphs (a) and (b) above have been satisfied.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1     Termination.

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time, whether before or after the Required Stockholder Approval has been obtained (except as otherwise noted below), upon written notice (other than in the case of Section 7.1(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 7.1 pursuant to which such termination is effected:

(a)           by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company, if:

(i)            the Merger has not been consummated prior to May 20, 2011 (the “Termination Date”) for any reason; provided, however, that if, prior to May 20, 2011, the Company has not delivered to Parent written evidence that the Company has delivered all of the notices to, and obtained all of the consents and approvals of, the Persons set forth in Section 6.2(j) of the Company Disclosure Schedule, then Parent may, in its sole discretion, extend the Termination Date to June 20, 2011 by delivering written notice to the Company at any time at least one Business Day prior to May 20, 2011;

provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the principal cause of, or primarily resulted in, the failure of the Closing to occur prior to such date and such action or failure to act was not otherwise expressly permitted under this Agreement;

(ii)           any Legal Restraint (other than a temporary restraining order) that has the effect of permanently preventing, enjoining or otherwise prohibiting the consummation of the Merger shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party which is then in breach of Section 5.3 of this Agreement and such breach has been a principal cause of such Legal Restraint being or remaining in effect;

(iii)          any Legal Restraint that has the effect of delaying the consummation of the Merger beyond the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party which is then in breach of Section 5.3 of this Agreement and such breach has been a principal cause of such Legal Restraint being or remaining in effect; or

(iv)          if the Required Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to the Company if the Company has breached in any material respect its obligations under Section 5.3;

(c)           prior to the Closing, by Parent, in the event (i) an Adverse Recommendation Change has occurred (whether or not in compliance with Section 4.2 or Section 5.1), (ii) the Company or any of its Representatives shall have intentionally breached Section 4.2, or (iii) for any reason the Company shall have failed to convene and complete the Stockholders Meeting within 45 days of the date that the Proxy Statement is cleared by the SEC unless the Company has entered into an Acquisition Agreement or an Adverse Recommendation Change has occurred;

(d)           prior to the Closing, by Parent, if the Company shall have breached in any material respect any of its representations or warranties (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or failed to perform in any material respect any of its obligations, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in paragraph (a) or (b) of Section 6.2, (ii) is incapable of being cured by the Company by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)) or, if capable of being cured by the Company by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)), the Company does not commence to cure such breach or failure within ten Business Days after its receipt of written notice thereof from Parent and use its reasonable best efforts to pursue such cure thereafter;

(e)           prior to the Closing, by the Company, if Parent or Merger Sub shall have breached in any material respect any of its representations or warranties contained in this Agreement (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or Parent or Merger Sub shall have failed to perform in any material respect all obligations, covenants or agreements required to be performed by them under this Agreement at or prior to the Closing, in each case, which breach or failure to perform (i) would give rise to the failure of a condition set forth in paragraph (a) or (b) of Section 6.3 and (ii) is incapable of being cured by Parent or Merger Sub by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)) or, if capable of being cured by Parent by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)), Parent and Merger Sub do not commence to cure such breach or failure within ten Business Days after their receipt of written notice thereof from the Company and use their reasonable best efforts to pursue such cure thereafter;

(f)            prior to obtaining the Required Stockholder Approval, by the Company in accordance with the terms and subject to the conditions of Section 4.2(b);

(g)           on or after the later of (i) the 75th day following the date of this Agreement, (ii) the 30th day after the mailing of the definitive Proxy Statement to the Company’s stockholders or (iii) the 3rd Business Day after the Company has delivered to Parent written evidence that the Company has delivered all of the notices to, and obtained all of the consents and approvals of, the Persons set forth in Section 6.2(j) of the Company Disclosure Schedule (provided, that, on and after May 19, 2011 (or June 19, 2011 in the event Parent has extended the Termination Date pursuant to Section 7.1(b)(i)), all such notices, consents and approvals shall be deemed to have been obtained and written evidence delivered for purposes of this clause (iii) (but not for purposes of determining whether all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.2 have been satisfied or waived)), by the Company, if (x) all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.2 have been satisfied or waived by Parent and Merger Sub in writing (other than those conditions that by their nature are to be satisfied at the Closing, provided the Company is then able to satisfy such conditions), and the Company has certified to Parent in writing that such conditions have been satisfied and the Company is prepared to satisfy those conditions at the Closing and (y) Parent and Merger Sub shall have breached their obligation to cause the Merger to be consummated within 10 Business Days after the date the Closing is required to take place pursuant to Section 1.2.

Section 7.2     Effect of Termination.

In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except that (a) the last sentence of Section 5.2(a), Section 5.6, this Section 7.2, Article VIII and the Confidentiality Agreement and the Limited Guarantee shall survive such termination and (b) the termination of this Agreement shall not relieve or release any party hereto from any liability arising out of its willful breach of this Agreement or any fraud, but subject to Section 5.6.

Section 7.3     Amendment.

This Agreement may be amended by the parties hereto at any time, whether before or after the Required Stockholder Approval has been obtained; provided, however, that after the Required Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.4     Extension; Waiver.

At any time prior to the Effective Time, the parties may, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Required Stockholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1     Nonsurvival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2     Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 8.2):

if to Parent or Merger Sub, to:

c/o H.I.G. Middle Market, LLC
1450 Brickell Avenue, 31st Floor
Miami, Florida  33131
Facsimile: (305) 381-4157

Attention: Chris Laitala and Matt Lozow

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
Facsimile: (312) 984-7700

Attention: Brooks B. Gruemmer

if to the Company, to:

NovaMed, Inc.

333 West Wacker Drive, Suite 1010

Chicago, Illinois 60601

Facsimile: (312) 664-4250

Attention:  Scott T. Macomber

with a copy to:

DLA Piper L.L.P.
203 North LaSalle Street
Chicago, Illinois  60601
Facsimile:  (312) 630-5374

Attention:  Steven Napolitano and Jason Harmon

Section 8.3     Definitions.

For purposes of this Agreement:

(a)           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person;

(b)           “Beneficial Ownership” has the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder;

(c)           “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by applicable Law to close in New York, New York;

(d)           “Confidentiality Agreement” means that certain letter agreement dated July 8, 2010 between the Company and Surgery Partners;

(e)           “Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement, distribution agreement or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, franchise or license, whether oral or written, that is or by its terms purports to be legally binding;

(f)            “Data Room” means the electronic data room, as constituted as of 11:59 p.m. EST on the date that is 3 Business Days prior to the date of this Agreement, hosted by IntraLinks, Inc. and made available to Parent and its advisors, together with all documents, agreements, memoranda, financial and operating data, and other information therein;

(g)           “Facility” means an ambulatory surgical center operated by the Company or any of its Subsidiaries;

(h)           “Healthcare Law” means any Law related to the regulation of the healthcare industry, the practice of medicine, or the payment for items or services provided or furnished by healthcare providers, including but not limited to (i) the applicable Medicare and Medicaid fraud-and-abuse provisions of the federal Social Security Act, including the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b, et seq.), the Stark Law (42 U.S.C. § 1395nn), the False Claims Act (31 U.S.C. § 3729), and the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a)) and all similar state fraud-and-abuse laws; (ii) the applicable provisions of HIPAA regarding the privacy and security of protected health information (as set forth at 45 C.F.R. Part 160 and 164) and any state Laws related to the privacy or security of individually identifiable health information; (iii) the Emergency Medical Treatment and Active Labor Act and similar applicable state Laws;

(i)            “HIPAA” means the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 (ARRA), Pub. L. 111-5, Feb. 17, 2009, and regulations promulgated pursuant thereto, all as amended from time to time, and any successor statute and regulations;

(j)            “Knowledge,” as it relates to the Company, means with respect to any matter in question, the actual knowledge, after reasonable inquiry, of any of those individuals listed on Section 8.3(j) of the Company Disclosure Schedule;

(k)           “Material Adverse Effect” means any state of facts, condition, change, development or event with respect to the Company (each, an “Event”) that, individually or in the aggregate, (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation of the Merger to a date following the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)); provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect pursuant to clause (i) or (ii) above: (A) any Events generally affecting the industry in which the Company primarily operates or the economy, or financial or capital markets, in the United States or elsewhere in the world; (B) any Events arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event; (C) any failure, in and of itself, by the Company to meet any internal or published projections or predictions (whether such projections or predictions were made by the Company or independent third parties) for any period ending on or after the date of this Agreement, provided that the underlying causes of such failure shall not be excluded by this clause (C); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable Law or the interpretation thereof by Governmental Entities, in each case after the date hereof; (E) any Events (including, assuming the Company’s compliance with Section 4.1(a), any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement and (F) any Events resulting from changes in the market price or trading volume of the Company Common Stock, provided that the underlying causes of such failure shall not be excluded by this clause (F)), excluding from this proviso, in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, the Company and its Subsidiaries when compared to other Persons operating in the industry in which the Company and its Subsidiaries operate;

(l)            “Medical Waste” includes, but is not limited to, (i) pathological waste, (ii) blood, (iii) sharps, (iv) wastes from surgery, (v) cultures and stocks of infectious agents and associated biological agents, (vi) contaminated equipment, (vii) laboratory waste, and (viii) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings.  “Medical Waste” also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992, et seq. (“MWTA”);

(m)          “Medical Waste Law” means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA, the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §§2501 et seq., The Occupational Safety and Health Act, 29 USCA §§651 et seq., the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119, and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste;

(n)           “Parent Expenses” shall mean all of the out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers and all fees and expenses related to any financing , including any commitment fees) incurred by the Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Voting Agreement, the filing of any required notices under regulations and any and all other matters related to the Merger and the other transactions contemplated by this Agreement;

(o)           “Person” means any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

(p)           a “Subsidiary” of any Person shall mean any other Person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists; and

(q)           “Voting Debt” means, with respect to a Person, any bonds, debentures, notes or other indebtedness for borrowed money having the right to vote on any matters on which the stockholders or other equity holders of such Person may vote.

Section 8.4     Exhibits, Annexes and Schedules; Interpretation.

The headings contained in this Agreement or in any Exhibit, Annex or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Schedule, Annex or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section, Subsection, Exhibit or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  For all purposes hereof, the terms “include,” “includes” and “including” shall be deemed followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  References to a Person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document filed on or after the date hereof.

Section 8.5     Counterparts.

This Agreement may be executed in multiple counterparts (including by facsimile or PDF), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6     Entire Agreement; No Third Party Beneficiaries.

This Agreement (a) together with the Exhibits hereto and the Company Disclosure Schedule, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, and (b) except for the provisions of Section 5.5, is not intended to confer upon any Person other than the parties hereto (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise; provided, however, that each of the Lenders, each of their respective Affiliates and Subsidiaries and each of the respective officers, directors, partners, trustees, employees, Affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing is an express third party beneficiary of any liability limitations and/or caps (and/or similar provisions) in this Agreement.

Section 8.7     Governing Law.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof or that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

Section 8.8     Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder and (b) Parent or Merger Sub may make a collateral assignment of its rights and interests under this Agreement to any parties providing Financing, but no such assignment shall relieve the assignor of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 8.9     Consent to Jurisdiction; Service of Process; Venue.

Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if jurisdiction in the Delaware Court of Chancery or such state court shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated by this Agreement (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts).  Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in the State of Delaware or New York, as the case may be, with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated by this Agreement in the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if the Delaware Court of Chancery or such state court shall be unavailable, in any other Delaware or New York State court or the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.10   Waiver of Jury Trial.

Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.  Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.10.

Section 8.11   Enforcement.

The parties agree that irreparable damage would occur to Parent and Merger Sub in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if the Delaware Court of Chancery or such state court shall be unavailable, in the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York), this being in addition to any other remedy to which they are entitled at Law or in equity.  For the avoidance of doubt, the Company shall not be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof.  The Company agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that Parent or Merger Sub has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity.  In the event that Parent or Merger Sub seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security in connection with any such injunction or other Judgment.  The terms of this Section 8.11(a) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.

Section 8.12   Consents and Approvals.

For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a Person duly authorized by such party to do so.

Section 8.13   Severability.

If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 8.14   Lender Provisions.

Notwithstanding anything to the contrary in this Agreement, each party hereto agrees (on its own behalf and on behalf of each of its respective Subsidiaries and Affiliates) that (a) any action, claim, suit, litigation, investigation, inquiry or proceeding arising against any Lender, any of its Affiliates and Subsidiaries or any of the respective officers, directors, partners, trustees, employees, Affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing (collectively, a “Lender Party”), or with respect to which any Lender Party otherwise becomes subject to, arising out of, relating to, resulting from or otherwise in connection with the Debt Commitment Letters, the Debt Financing, the use of the proceeds therefrom, the transactions contemplated by this Agreement, any of the other transactions contemplated by the Debt Commitment Letters, shall be subject to the exclusive jurisdiction of a state or Federal court sitting in the Borough of Manhattan, New York, or the State of Delaware and (b) each Lender Party is an express third party beneficiary of any liability limitations and/or caps (and/or similar provisions) in this Agreement and the other agreements contemplated by this Agreement and the foregoing provisions relating to exclusive jurisdiction.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SURGERY CENTER HOLDINGS, INC.

By:
/s/ Chris Laitala
	Name:	Chris Laitala
	Title:	President

WILDCAT MERGER SUB, INC.

By:
/s/ Chris Laitala
	Name:	Chris Laitala
	Title:	President

NOVAMED, INC.

By:	/s/ Thomas S. Hall
	Name:	Thomas S. Hall
	Title:	President, Chief Executive Officer